Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of

December 6, 2018

by and between

EUROMONEY INSTITUTIONAL INVESTOR PLC

and

THESTrEET, INC.

		Page

ARTICLE I CERTAIN DEFINITIONS		1

1.1	Definitions	1
1.2	Construction	14
1.3	Knowledge	15

ARTICLE II PURCHASE AND SALE OF INTERESTS		15

2.1	Purchase and Sale of Interests	15
2.2	Purchase Price	15
2.3	Estimated Net Working Capital Adjustment Amount; Estimated Closing Date Funded Debt; Estimated Closing Date Cash; Estimated Closing Date Transaction Expenses	16
2.4	Adjustment Amount	16
2.5	Withholding	19
2.6	Purchase Price Allocation	19

ARTICLE III CLOSING		20

3.1	Closing	20
3.2	Seller Closing Deliveries	20
3.3	Buyer Closing Deliveries	21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		22

4.1	Organization of the Company	22
4.2	Subsidiaries	22
4.3	Organization of Seller; Due Authorization	23
4.4	No Conflict	23
4.5	Governmental Consents	24
4.6	Capitalization of the Company	24
4.7	Capitalization of Subsidiaries	24
4.8	Financial Statements	25
4.9	Undisclosed Liabilities	26
4.10	Litigation and Proceedings	26
4.11	Legal Compliance	26
4.12	Contracts; No Defaults	26
4.13	Company Benefit Plans	29
4.14	Labor Relations	32
4.15	Taxes	34
4.16	Brokers’ Fees	36
4.17	Insurance	36
4.18	Licenses, Permits and Authorizations	37
4.19	Equipment and Other Tangible Personal Property	37
4.20	Real Property	37
4.21	Intellectual Property	38
4.22	Environmental Matters	39

- i -

(continued)

- ii -

(continued)

- iii -

Schedules

Schedule 1.1(a)	Business Assets
Schedule 1.1(b)	Business Employees
Schedule 1.1(c)	Excluded Assets
Schedule 1.1(d)	Permitted Liens
Schedule 1.1(e)	Seller Marks and Logos
Schedule 1.3(a)	Knowledge of Seller
Schedule 1.3(b)	Knowledge of Buyer
Schedule 2.4(a)	Sample Working Capital Statement
Schedule 4.2	Subsidiaries
Schedule 4.4	No Conflict
Schedule 4.5	Governmental Consents
Schedule 4.6(b)	Agreements with respect to Voting, Registration or Transfer
Schedule 4.7	Capitalization of Subsidiaries
Schedule 4.8	Financial Statements
Schedule 4.12	Contracts
Schedule 4.13	Company Benefit Plans
Schedule 4.14	Labor Relations
Schedule 4.15	Taxes
Schedule 4.17	Insurance
Schedule 4.20	Real Property
Schedule 4.21	Intellectual Property
Schedule 4.25	Data Privacy
Schedule 4.26	Services
Schedule 4.28	Customers and Suppliers
Schedule 5.3	No Conflict
Schedule 5.5	Governmental Consents
Schedule 5.7	Brokers’ Fees
Schedule 6.1	Conduct of Business
Schedule 6.5	Related Party Obligations
Schedule 6.6	Abandoned Trademark
Schedule 6.9	Intellectual Property Persons
Schedule 6.11	IT Security Obligations
Schedule 7.1(b)	D&O Policy
Schedule 7.2	Employment Matters
Schedule 8.3(f)	Tax Indemnity
Schedule 8.5(a)	Lease to be Terminated
Schedule 8.5(b)	Excluded Leases

Annexes

Annex A	Form of FIRPTA Certificate
Annex B	Form of IP Assignment Agreement
Annex C	Form of Transition Services Agreement
Annex D	Form of Non-Competition Agreement
Annex E	Form of Deed of Adherence
Annex F	Form of Escrow Agreement

- iv -

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated as of December 6, 2018, is entered into by and between Euromoney Institutional Investor PLC, a public limited company organized under the laws of England and Wales (“Buyer”), and TheStreet, Inc., a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller is the direct owner of all of the issued and outstanding limited liability company membership interests (the “Company Interests”) of The Deal, L.L.C., a Delaware limited liability company (the “Company”);

WHEREAS, the Company and its Subsidiaries (as defined below), including Management Diagnostics Limited, a private company limited by shares registered in England (“MDL”), are engaged in the operation of the Business (as defined below);

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, all of the Company Interests on the terms and conditions set forth in this Agreement;

WHEREAS, the boards of directors of Buyer and Seller have approved and declared advisable the transactions contemplated by this Agreement upon the terms and subject to the conditions of this Agreement and have determined that the transactions contemplated by this Agreement are in furtherance of and consistent with their respective business strategies and are in the best interest of their respective stockholders; and

WHEREAS, concurrently with the Closing, Seller will assign the Transferred Intellectual Property (as defined below) to the Company pursuant to the IP Assignment Agreement (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Buyer and Seller agree as follows:

Article I
Certain Definitions

1.1          Definitions. As used herein, the following terms shall have the following meanings:

“AAA” has the meaning specified in Section 2.4(b).

“Abandoned Trademark” has the meaning specified in Section 6.6.

“Action” means any claim, examination, action, lawsuit, audit, charge, complaint, demand, petition, suit, formal investigation, litigation, arbitration, legal proceeding or administrative proceeding at law or in equity, in each case, by or before any Governmental Authority or arbitrator.

“Adjustment Amount” has the meaning specified in Section 2.4(c).

“Adjustment Escrow Account” means the account into which the Escrow Agent has deposited the Adjustment Escrow Amount in accordance with the Escrow Agreement.

“Adjustment Escrow Amount” means an amount equal to $100,000.

“Adjustment Escrow Funds” means, at any given time after the Closing, the funds remaining in the Adjustment Escrow Account.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For the avoidance of doubt, following the Closing, Affiliates of Buyer shall include the Company and its Subsidiaries.

“Agreement” has the meaning specified in the preamble hereto.

“Allocation” has the meaning specified in Section 2.6.

“Alternative Acquisition Agreement” has the meaning specified in Section 6.4(a).

“Annual Financial Statements” has the meaning specified in Section 4.8.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act (15 U.S.C. §78-dd-1, et seq., as amended), the UK Bribery Act, as well as all other applicable anti-bribery Laws, anti-corruption Laws, conflict of interest Laws, or other Laws of similar purpose and effect in any relevant jurisdiction.

“Anti-Money Laundering Law” means any applicable anti-money laundering Laws, including, to the extent applicable, those of the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), as amended by the USA PATRIOT Act, the rules and regulations thereunder and any similar rules, regulations or guidelines issued, administered or enforced by any United States Governmental Authority.

“Auditor” has the meaning specified in Section 2.4(b).

“Balance Sheet” has the meaning specified in Section 4.8.

“Balance Sheet Date” has the meaning specified in Section 4.8.

“Base Purchase Price” has the meaning specified in Section 2.2.

“Benefit Plan” has the meaning specified in Section 4.13(a).

“BoardEx” means BoardEx LLC, a limited liability company organized under the laws of the State of New York.

“Business” means the Company’s and its Subsidiaries’ business of (i) providing coverage to institutional investors, lawyers and other customers on changes in corporate control, including mergers and acquisitions, private equity, corporate activism and restructuring, and related services, which Seller refers to as its “The Deal” business and (ii) providing relationship capital management services and director, officer and deal-maker data and related services, which Seller refers to as its “BoardEx” business; provided that the Business shall exclude the Retained Business.

“Business Assets” means the properties and other rights of Seller and its Subsidiaries (other than the Company Group) set forth or described on Schedule 1.1(a).

“Business Day” means a day other than a Saturday, Sunday or other day on which the commercial banks of New York or London are closed.

“Business Employee” means each employee of Seller or its Subsidiaries who, as of the date hereof, performs services exclusively for the Business (each such person in the United States and the United Kingdom being listed on Schedule 1.1(b)) or who is otherwise listed on Schedule 1.1(b).

“Business Service Provider” has the meaning specified in Section 4.14(b).

“Buyer” has the meaning specified in the preamble hereto.

“Buyer Cure Period” has the meaning specified in Section 10.1(c).

“Buyer Tax Indemnitees” has the meaning specified in Section 8.3(f).

“Cash” of any Person, means, as of the time of determination and without duplication, the sum of the fair market value (expressed in U.S. dollars) of the cash and cash equivalents (including marketable securities, bank deposits and short-term investments) of such Person and its Subsidiaries, less (a) any outstanding (uncleared) checks, drafts and wire transfers issued by such Person and its Subsidiaries prior to such time, plus (b) any checks, drafts and wire transfers received by such Person and its Subsidiaries but not posted prior to such time (when due to agreement with a third party they are recorded as receivables, in which case such checks, drafts and wire transfers shall be treated as Current Assets). With respect to the Company Group, (i) in no event shall the amount of Cash be reduced by any trapped or restricted Cash, with the exception of any Cash in excess of $450,000 held by The Deal India Private Limited (excluding, for purposes of such calculation, the amounts described in clause (ii) below) and (ii) in no event shall the amount of Cash include (A) the funded portion of the pension / gratuity plan liabilities with respect to the Company Group’s operations in India, (B) any amount held in escrow with respect to India tax liabilities of the Company Group or (C) the deposit held in respect of the lease set forth on Schedule 8.5(a).

“Change of Recommendation” means any (i) withdrawal, qualification or modification of the Seller Recommendation in any manner adverse to Buyer or failure of Seller to include the Seller Recommendation in the Proxy Statement, (ii) action or statement by Seller or its representatives in connection with the Stockholders’ Meeting inconsistent with the Seller Recommendation, or (iii) failure by the Board of Directors of Seller to reaffirm in writing the Seller Recommendation within five Business Days of a request by Buyer that they do so.

“Closing” has the meaning specified in Section 3.1.

“Closing Balance Sheet” has the meaning specified in Section 2.4(a).

“Closing Date” has the meaning specified in Section 3.1.

“Closing Date Cash” has the meaning specified in Section 2.4(a).

“Closing Date Funded Debt” has the meaning specified in Section 2.4(a).

“Closing Date Net Working Capital” has the meaning specified in Section 2.4(a).

“Closing Date Transaction Expenses” has the meaning specified in Section 2.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Recitals hereto.

“Company Benefit Plan” means any Benefit Plan which is (i) sponsored or maintained solely by the Company and/or its Subsidiaries, (ii) entered into solely between any member of the Company Group and any Business Employee or Business Service Provider, or (iii) that is maintained by Seller or its Affiliates solely for the benefit of any Business Employee or Business Service Provider.

“Company Consolidated Tax Group” means any consolidated, combined, affiliated, unitary or other group existing under applicable Tax Law for purposes of any Tax, of which the Company or any of its Subsidiaries is (or has been at any time) a member.

“Company Group” means the Company and its Subsidiaries.

“Company Interests” has the meaning specified in the Recitals hereto.

“Company IP” has the meaning specified in Section 4.21(a).

“Company IT Systems” has the meaning specified in Section 4.21(e).

“Competing Proposal” means any inquiry, proposal or indication of interest in making a proposal or offer by any Person or group (other than a proposal or offer by Buyer or any of its Affiliates) for any transaction or series of related transactions involving (i) a merger, consolidation, share exchange, recapitalization, dissolution, business combination or other similar transaction with Seller or any member of the Company Group; (ii) the direct or indirect acquisition by any Person (other than Buyer or any of its Affiliates) of 15% or more of the fair market value of all of the assets of the Company and its Subsidiaries or of the assets comprising the Business; (iii) the direct or indirect acquisition by any Person (other than Buyer or any of its Affiliates) of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of 15% or more of the outstanding Seller Common Stock, Company Interests or the capital stock of any member of the Company Group; or (iv) any tender offer or exchange offer for 15% or more of the outstanding shares of Seller Common Stock or the filing of a registration statement under the Securities Act in connection therewith. Notwithstanding the foregoing, a “Competing Proposal” shall not include any acquisition, sale or analogous transaction for the Retained Business, or any inquiry, proposal or indication of interest in making a proposal or offer with respect thereto.

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Continuing Employees” has the meaning specified in Section 7.2(b).

“Contract” means any written, or enforceable oral, contract, arrangement, agreement, instrument, subcontract, lease, sublease, and purchase order (including all amendments, supplements and modifications thereto).

“Current Assets” means all current assets of the Company Group, determined in accordance with the Sample Working Capital Statement (and comprised of the accounts set forth therein). Notwithstanding the previous sentence, Current Assets shall exclude Cash, current and deferred Tax assets and intercompany receivables.

“Current Liabilities” means all current liabilities of the Company Group, determined in accordance with the Sample Working Capital Statement (and comprised of the accounts set forth therein). Notwithstanding the previous sentence, Current Liabilities shall exclude (1) current U.S. federal income Tax liabilities, (2)  intercompany liabilities, (3) self-insurance provisions, (4) short-term restructuring provisions, (5) Transaction Expenses, (6) Funded Debt and Funded Debt Exclusions, (7) any liabilities under the Severance Agreements and Transaction Bonus Agreements, (8) any accruals or other liabilities for employee bonuses in respect of fiscal year 2019 and (9) any pension/gratuity plan liabilities with respect to the Company Group’s operations in India.

“Damages” means all losses, damages and other costs and expenses (including reasonable attorneys’ fees), but shall not include special or punitive damages of any kind, whether or not foreseeable and whether or not based on contract, tort, warranty claims or otherwise (unless such damages are awarded to a third party).

“Data Privacy Requirements” has the meaning specified in Section 4.25(b).

“DCIA” means the agreements listed in Schedule 6.5.

“Deed of Adherence” means the deed in the form attached at Annex E to be entered into by Buyer in accordance with the provisions of this Agreement.

“Deferred Revenue Liability” has the meaning specified in Section 8.3(c)(iv).

“Deficit Amount” has the meaning specified in Section 2.4(d).

“Designated Person” has the meaning specified in Section 11.17(a).

“Determination Date” has the meaning specified in Section 2.4(b).

“Environmental Laws” means any and all applicable foreign or domestic, national, state or local laws, statutes, ordinances, rules, or regulations relating to Hazardous Materials or the protection of the environment, natural resources or human health, as in effect on and as interpreted as of the date hereof.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means with respect to any Person, each business or entity which is a member of a “controlled group of corporations,” under “common control” or a member of an “affiliated service group” with such Person within the meaning of Sections 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA, or required to be aggregated with such Person under Section 414(o) of the Code, or under “common control” with such Person within the meaning of Section 4001(a)(14) of ERISA, and, in each case, the regulations issued thereunder.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means the escrow agreement entered into on the Closing Date by and among Seller, Buyer and Escrow Agent, substantially in the form attached hereto as Annex F.

“Escrow Amount” means the sum of the Adjustment Escrow Amount and the Tax Escrow Amount.

“Escrow Funds” means, collectively, the Adjustment Escrow Funds and the Tax Escrow Funds.

“Estimated Closing Date Cash” has the meaning specified in Section 2.3.

“Estimated Closing Date Funded Debt” has the meaning specified in Section 2.3.

“Estimated Closing Date Net Working Capital” has the meaning specified in Section 2.3.

“Estimated Closing Date Transaction Expenses” has the meaning specified in Section 2.3.

“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (i) if Estimated Closing Date Net Working Capital exceeds the Working Capital Upper Target, the amount of Estimated Closing Date Net Working Capital minus the Working Capital Upper Target, or (ii) if Estimated Closing Date Net Working Capital is less than the Working Capital Lower Target, then the amount of Estimated Closing Date Net Working Capital minus the Working Capital Lower Target.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means the properties and other rights of the Company Group set forth or described on Schedule 1.1(c), which property is not to be transferred to Buyer hereunder.

“Existing Representation” has the meaning specified in Section 11.17(a).

“Financial Statements” has the meaning specified in Section 4.8.

“Foreign Plan” has the meaning specified in Section 4.13(g).

“Funded Debt” of any Person as of the time of determination and without duplication, means (i) all indebtedness of such Person and its consolidated Subsidiaries for borrowed money, together with accrued and unpaid interest thereon and any premium with respect thereto, or cost or premium associated with prepaying or purchasing such indebtedness, required to be reflected as indebtedness on a balance sheet of such Person and its consolidated Subsidiaries as of such time, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security (in the case of clauses (i) and (ii), whether incurred, assumed, secured or unsecured), (iii) obligations with respect to acceptances, letters of credit, guarantees, surety bonds or similar arrangements, (iv) overdrafts, (v) amounts payable under any “stay” bonus in connection with the sale of the Company Group, (vi) the unfunded portion of liabilities related to deferred pension obligations, (vii) obligations with respect to hedging, swap or similar arrangements and associated settlement or “breakage” costs and (viii) all capitalized lease obligations, in each case, of such Person and its consolidated Subsidiaries as of such time, and in each case, prepared in accordance with Section 2.4(a); provided, however, that Funded Debt shall not include (t) any current or deferred Tax liabilities, (u) any liabilities under the Severance Agreements or Transaction Bonus Agreements, (v) any pension/gratuity plan liabilities with respect to the Company Group’s operations in India, (w) any Current Liabilities or Transaction Expenses, (x) undrawn letters of credit and reimbursement obligations in respect of undrawn letters of credit, (y) any liabilities related to inter-company debt between the Company and one or more of its Subsidiaries or (z) any redemption premium, prepayment penalty or similar payment with respect to leases included in Funded Debt to the extent such leases are not required by their terms to be repaid in full at the Closing (clauses (t) through (z) collectively, the “Funded Debt Exclusions”).

“Funded Debt Exclusions” has the meaning specified in the definition of “Funded Debt”.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“GDPR” has the meaning specified in Section 4.25(b).

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, or any other official body, quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any waste, pollutant, contaminant, or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material that is listed or classified by a Governmental Authority as a “toxic substance”, “hazardous substance”, “hazardous material” or words of similar meaning or effect, or that is otherwise regulated pursuant to Environmental Law.

“Inactive Employee” has the meaning specified in Section 7.2(h).

“Increase Amount” has the meaning specified in Section 2.4(d).

“Indemnified Person” has the meaning specified in Section 7.1(c).

“Intellectual Property” means any of the following: (i) patents and patent applications; (ii) registered and unregistered trademarks, service marks and trade names, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks; (iii) registered and unregistered copyrights, and applications for registration of copyright; (iv) internet domain names; (v) trade secrets, know-how and other proprietary rights with respect to information, (vi) rights in computer software and (vii) any other form of intellectual property rights.

“Interim Financial Statements” has the meaning specified in Section 4.8.

“IP Assignment Agreement” has the meaning specified in Section 3.2(e).

“IT Item” means each item set forth on Schedule 6.11.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, and any binding judicial or administrative interpretation of any of the foregoing.

“Lease Guaranty” means that certain Guaranty, dated as of September 4, 2018, made by Eric Lundberg, on behalf of Seller in favor of Badger47, LLC with respect to the Office Lease (and accompanying Office Lease Terms), dated as of October 15, 2018, between Badger47, LLC and the Company (the “Wisconsin Lease”).

“Leased Real Property” means all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, lien, claim, charge, lease, covenant, easement, option, right of others, conditional sale or other restriction of any kind (whether on voting, sale, transfer, disposition, or otherwise), whether imposed by Contract, understanding or Law, except, in the case of the Company Interests, for any restrictions on transfer generally arising under any applicable federal or state securities Law.

“Marketing Permissions” has the meaning set forth in Section 4.25(f).

“Material Adverse Effect” means, (i) with respect to the Company, any change, event, effect, circumstance, fact, condition or occurrence that, individually or taken as a whole together with all other changes, events, effects, circumstances, facts, conditions or occurrences that have occurred or are existing prior to the determination of a Material Adverse Effect, (x) has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (y) prevents, delays or impairs or would reasonably be expected to prevent, delay or impair Seller or the Company from consummating the transactions contemplated hereby; provided, however, that, for purposes of clause (i) only, in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of the Company and its Subsidiaries: (A) any change in Law, regulatory policies, accounting standards or principles (including GAAP), (B) any change in interest rates or economic, political, business or financial market conditions generally and not specific to the Company or its Subsidiaries (including any changes in credit, financial, commodities, securities or banking markets), (C) any change generally affecting any of the industries in which any of the Company or its Subsidiaries operates or the economy as a whole, (D) the announcement or the execution of this Agreement, the pendency or consummation of the transactions contemplated hereby or the performance of this Agreement, (E) the compliance with the terms of this Agreement or any action taken or not taken at the request of Buyer (provided that any such request is made in writing and prior to the action being taken or not taken, as applicable) or as required or contemplated by this Agreement, (F) any natural disaster, (G) any acts of terrorism, sabotage, war, the outbreak or escalation of hostilities or change in geopolitical conditions, (H) any failure of the Company and its Subsidiaries to meet any projections or forecasts, provided that this clause (H) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); except, in the case of clauses (A), (B), (C), (F) and (G) above, to the extent that any such change, event, effect, circumstance, fact, condition or occurrence has a materially disproportionate and adverse effect on the business of the Company and its Subsidiaries relative to other businesses in the industries in which the Company and its Subsidiaries operate; and (ii) with respect to Buyer, a material adverse effect that would prevent, delay or impair, or would reasonably be expected to prevent, delay or impair, Buyer from consummating the transactions contemplated hereby.

“MDL” has the meaning specified in the Recitals hereto.

“Net Working Capital” has the meaning specified in Section 2.4(a).

“Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (i) if Closing Date Net Working Capital exceeds the Working Capital Upper Target, the amount of Closing Date Net Working Capital, minus the Working Capital Upper Target, or (ii) if Closing Date Net Working Capital is less than the Working Capital Lower Target, then the amount of Closing Date Net Working Capital minus the Working Capital Lower Target.

“Non-Competition Agreement” has the meaning specified in Section 3.2(g).

“Omitted Asset” has the meaning specified in Section 8.2.

“Open Source Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software or open source software, or pursuant to similar licensing or distribution models.

“Pending Tax Loss Claim” has the meaning specified in Section 8.3(f).

“Permitted Liens” means (i) mechanics, materialmen’s, carriers’, warehouseman’s, landlord’s and similar Liens incurred in the ordinary course of the Business with respect to any amounts not yet due or which are being contested in good faith by appropriate Action, (ii) Liens for Taxes not yet delinquent or which are being contested in good faith and (if then appropriate) by appropriate Action, (iii) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property, or (C) do not materially interfere with the present use of such real property for the operation of the Business, (iv) other immaterial Liens arising in the ordinary course of business that were not incurred in connection with the borrowing of money or the advance of credit and that do not interfere with the conduct of the business conducted by the Company and its Subsidiaries and (v) Liens described on Schedule 1.1(d).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Post-Closing Matter” has the meaning specified in Section 11.17(a).

“Post-Closing Representations” has the meaning specified in Section 11.17(a).

“Pre-Closing Designated Persons” has the meaning specified in Section 11.17(b).

“Pre-Closing Privileges” has the meaning specified in Section 11.17(b).

“Pre-Closing Tax Periods” has the meaning specified in Section 8.3(c)(i).

“Prior Company Counsel” has the meaning specified in Section 11.17(a).

“Product Software” means all software that is both owned by and maintained or distributed by the Company Group and is exclusively used in or held exclusively for use in connection with the Products.

“Products” means any and all products and services developed, marketed, distributed or sold by the Company Group, including Seller’s “The Deal” and “BoardEx” suites of products.

“Proxy Statement” has the meaning specified in Section 8.4(a).

“Purchase Price” has the meaning specified in Section 2.2.

“Purchase Price Allocation” has the meaning specified in Section 2.6.

“Qualifying Transaction” means any transaction or series of related transactions involving (i) a merger, consolidation, share exchange, recapitalization, dissolution, business combination or other similar transaction with Seller or any member of the Company Group; (ii) the direct or indirect acquisition by any Person (other than Buyer or any of its Affiliates) of 50% or more of the fair market value of all of the assets of the Company and its Subsidiaries or of the assets comprising the Business; (iii) the direct or indirect acquisition by any Person (other than Buyer or any of its Affiliates) of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of 50% or more of the outstanding Seller Common Stock, Company Interests or the capital stock of any member of the Company Group; or (iv) any tender offer or exchange offer for 50% or more of the outstanding shares of Seller Common Stock or the filing of a registration statement under the Securities Act in connection therewith. Notwithstanding the foregoing, a “Qualifying Transaction” shall not include any acquisition, sale or analogous transaction for the Retained Business, or any proposal with respect thereto.

“Real Property Leases” has the meaning specified in Section 4.20(b).

“Related Party Contract” has the meaning specified in Section 4.12(a)(x).

“Related Party Obligations” has the meaning specified in Section 6.5.

“Remedies Exception” has the meaning specified in Section 4.3.

“Requisite Stockholder Approval” has the meaning specified in Section 4.27.

“Resolve” shall mean to remediate an IT Item in substantially the manner described on Schedule 6.11; and “Resolved” and “Resolution” shall be construed accordingly.

“Retained Business” means Seller’s business-to-consumer, or B2C, business of providing financial news and information, including coverage of the financial markets, economy, industry trends, investment and financial planning, targeted to varying segments of the retail investing public, and related events, which Seller refers to as its “Business to Consumer” business. The Retained Business is led by Seller’s namesake website “TheStreet.com” and includes the activities engaged in by James J. Cramer as part of his employment with Seller, as well as free content and premium subscription products targeting various segments of the retail investing public, as described in Seller’s most recent Annual Report on Form 10-K under “Item 1. Business—Our Products and Services—Business-to-Consumer” (https://www.sec.gov/Archives/edgar/data/1080056/000161577418001857/s109163_10k.htm).

“Sample Working Capital Statement” has the meaning specified in Section 2.4(a).

“Sanctions” means, collectively, any sanctions issued, administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“Sanctions Laws” means, collectively, any applicable Laws relating to: (i) Sanctions; (ii) export controls; (iii) anti-boycott requirements; or (iv) any other applicable Law of similar effect or that relates to international trade.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning specified in the preamble hereto.

“Seller Benefit Plan” means any Benefit Plan that is not a Company Benefit Plan.

“Seller Common Stock” means the common stock, par value $0.01 per share, of Seller.

“Seller Cure Period” has the meaning specified in Section 10.1(b).

“Seller Marks and Logos” means the names and marks and any names (including internet domain names) or marks containing or comprising the names and marks listed in Schedule 1.1(e) or related thereto, including any names or marks (including internet domain names) confusingly similar thereto or dilutive thereof, and the logos depicted on Schedule 1.1(e) and any logos containing or comprising such logo or related thereto, including any logos confusingly similar thereto or dilutive thereof.

“Seller Recommendation” has the meaning specified in Section 6.3.

“Severance Agreements” has the meaning specified in Section 7.2(f).

“Special Policy” has the meaning specified in Section 7.7.

“Stockholders’ Meeting” has the meaning specified in Section 6.3.

“Straddle Periods” has the meaning specified in Section 8.3(c)(ii).

“Subsidiary” means, with respect to a Person, (a) a corporation or other entity of which more than 50% or more of the voting power of the equity securities or equity interests is, as of the time of determination, owned, directly or indirectly, by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns 50% or more of the equity economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

“Superior Proposal” means any bona fide, written Competing Proposal made by any Person on terms that the Board of Directors of Seller determines in good faith, after consultation with its financial and outside legal advisors, are more favorable from a financial point of view to Seller’s stockholders than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Competing Proposal, (c) the anticipated timing, conditions and prospects for completion of such Competing Proposal, (d) the other terms and conditions of such Competing Proposal and the implications thereof on Seller, including relevant legal, regulatory and other aspects of such Competing Proposal deemed relevant by the Board of Directors of Seller; and (e) any revisions to this Agreement and the transaction proposed by Buyer pursuant to Section 6.4(c).

“Superior Proposal Notice Period” has the meaning specified in Section 6.4(c).

“Tax Escrow Account” means the account into which the Escrow Agent has deposited the Tax Escrow Amount in accordance with the Escrow Agreement.

“Tax Escrow Amount” means an amount equal to $520,000.

“Tax Escrow Funds” means, at any given time after the Closing, the funds remaining in the Tax Escrow Account.

“Tax Loss” has the meaning specified in Section 8.3(f).

“Tax Loss Inquiry” has the meaning specified in Section 8.3(f).

“Tax Loss Notice” has the meaning specified in Section 8.3(f).

“Tax Referee” has the meaning specified in Section 2.6.

“Tax Returns” means any return, declaration, report, statement or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other tax and unclaimed property or escheat payments, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum or estimated tax, and including any interest, penalty, or addition thereto, in each case, imposed by a Governmental Authority.

“Terminating Buyer Breach” has the meaning specified in Section 10.1(c).

“Terminating Seller Breach” has the meaning specified in Section 10.1(b).

“Termination Date” has the meaning specified in Section 10.1(b).

“Termination Fee” has the meaning specified in Section 10.3(a).

“The Deal India Private Limited” means The Deal India Private Limited, a private company limited by shares incorporated under the laws of India.

“Transaction Bonus Agreements” means the cash award agreements entered into by Seller with Jeffrey Davis on May 18, 2018, with Cameron Ireland on June 8, 2018 (but only with respect to any Cash Award, Termination Payment, or, with respect to a termination prior to the Closing Date, enhanced redundancy payable thereunder), with Eric Shakun on May 18, 2018, with Dominick Sutton on June 8, 2018 , with Neil Davies on June 8, 2018, and with Janice Gordine on June 8, 2018 (but only with respect to any Cash Award, Termination Payment or, with respect to a termination prior to the Closing Date, enhanced redundancy payable thereunder), and any other Benefit Plan which provides for payment or benefits based solely upon the consummation of the transactions contemplated by this Agreement.

“Transaction Expenses” means the fees, costs and expenses of legal counsel, investment bankers, brokers or other third-party representatives incurred or otherwise payable by or on behalf of Seller or any member of the Company Group in connection with or relating to the transactions contemplated by this Agreement, in each case that remain unpaid as of immediately prior to Closing, including (a) any fees, costs and expenses of Prior Company Counsel (or any of its affiliated firms) and Moelis & Company (or any of its affiliated firms) and any other advisors to Seller or the Company Group, (b) any fees, costs and expenses payable by Seller pursuant to this Agreement, including pursuant to Section 7.7 (Special Policy), Section 8.1 (Support of Transaction), Section 8.3(c)(i) (Tax Returns) and Section 8.3(d) (Transfer Taxes) and (c) 50% of the fees and expenses payable to the Escrow Agent in connection with the Escrow Agreement; provided that the term “Transaction Expenses” excludes Current Liabilities, Funded Debt and any liabilities under the Severance Agreements and Transaction Bonus Agreements. For the avoidance of doubt, Transaction Expenses shall exclude all fees, costs, charges, expenses and obligations that are incurred by Buyer and its Affiliates.

“Transfer Taxes” means all transfer, sales, use, documentary, gains, stock transfer, value-added and stamp Taxes, all conveyance fees and recording charges and all other similar Taxes, fees and charges (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

“Transferred Intellectual Property” means the Intellectual Property listed on Annex B.

“Transition Services Agreement” has the meaning specified in Section 3.2(f).

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, as well as analogous applicable foreign, state and local laws.

“Wisconsin Lease” has the meaning specified in the definition of “Lease Guaranty”.

“Working Capital Lower Target” means negative $10,918,000.

“Working Capital Upper Target” means negative $10,282,000.

1.2          Construction.

(a)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article”, “Section”, “Schedule” or “Annex” refer to the specified Article or Section of, or Schedule or Annex to, this Agreement; (v) the word “including” shall mean “including, without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)           Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)           Unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder.

(d)           The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)           Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(f)            The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(g)           All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h)           Whenever this Agreement refers to sums of money, such references are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars.

(i)            In determining the amount of Cash, Funded Debt and Net Working Capital, foreign currency conversions shall be made using the following exchange rates: USD/GBP = $1.25-$1.35/£1 (with the understanding that the USD/GBP exchange rate to be used will be based on the prevailing exchange rate between such currencies set forth in The Wall Street Journal, Eastern Edition, on the last Business Day immediately preceding the time of determination, but shall in no event fall outside the foregoing range); INR/GBP = INR 90/£1.

1.3          Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge of, (a) in the case of Seller, the individuals identified on Schedule 1.3(a), and (b) in the case of Buyer, the individuals identified on Schedule 1.3(b), in each case, with such additional knowledge as each such individual would acquire after having undertaken reasonable inquiry of his or her direct reports who such individual reasonably expects to have relevant knowledge of the matter at issue.

Article II
Purchase and Sale of Interests

2.1          Purchase and Sale of Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to Buyer, and Buyer shall purchase and accept from Seller, all of the Company Interests owned by Seller, free and clear of all Liens other than Permitted Liens.

2.2          Purchase Price. Subject to the adjustments set forth in Section 2.4, the “Purchase Price” shall consist of $87,300,000 in cash (the “Base Purchase Price”), plus (i) the Estimated Net Working Capital Adjustment Amount, less (ii) Estimated Closing Date Funded Debt, plus (iii) Estimated Closing Date Cash, less (iv) Estimated Closing Date Transaction Expenses, less (v) the Escrow Amount.

2.3          Estimated Net Working Capital Adjustment Amount; Estimated Closing Date Funded Debt; Estimated Closing Date Cash; Estimated Closing Date Transaction Expenses. Not less than two Business Days prior to the Closing Date and in no event more than ten Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth (a) its good faith estimate of (i) Closing Date Net Working Capital (“Estimated Closing Date Net Working Capital”), (ii) Closing Date Funded Debt (“Estimated Closing Date Funded Debt”), (iii) Closing Date Cash (“Estimated Closing Date Cash”) and (iv) Closing Date Transaction Expenses (“Estimated Closing Date Transaction Expenses”) and (b) Seller’s calculation of the Estimated Net Working Capital Adjustment Amount.

2.4          Adjustment Amount.

(a)       As soon as reasonably practicable following the Closing Date, and in any event within 75 calendar days thereof, Buyer shall prepare and deliver to Seller (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries (the “Closing Balance Sheet”), (ii) a calculation of Net Working Capital (“Closing Date Net Working Capital”), (iii) a calculation of the aggregate amount of all Funded Debt of the Company Group (“Closing Date Funded Debt”), (iv) a calculation of Cash of the Company Group (“Closing Date Cash”) and (v) a calculation of Transaction Expenses (the “Closing Date Transaction Expenses”), in each case, calculated as of the close of business on the Business Day immediately prior to the Closing Date consistent (except as provided in this Section 2.4(a) or the definitions of the defined terms used in this Section 2.4(a)) with the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods presented, except to the extent modified by the illustrative calculation of Net Working Capital and the notes thereto set forth on Schedule 2.4(a) (the “Sample Working Capital Statement”), with the further understanding that (I) the Closing Balance Sheet shall reflect no changes in reserves (regardless of whether any such reserve is recorded as an offset to a Current Asset’s carrying value or is included as an accrued liability in the Closing Balance Sheet) from amounts contained in the Balance Sheet, other than changes therein attributable to changes in facts and circumstances occurring after the date of the Balance Sheet, (II) except as set forth in the following clause (III), the Closing Balance Sheet shall not give effect to the consummation of the transactions contemplated by this Agreement, including any incurrence by Buyer or its Affiliates (including, after the Closing, the Company Group) of Funded Debt or other financing transactions in connection therewith, payments of cash in respect of the Purchase Price or, after the Closing, any other action or omission by Buyer or the Company Group that is not in the ordinary course of business consistent with past practice, (III) the Closing Balance Sheet shall not reflect any expense for which Buyer is responsible under this Agreement, and (IV) the treatment of leases as capital leases or operating leases shall be identical to their treatment in the Balance Sheet. Following the Closing, Buyer shall, upon reasonable advance notice, provide Seller and its representatives reasonable access during normal business hours to the records, personnel and (subject to the execution of customary work paper access letters if requested) work papers prepared by auditors of the Company Group relating to the preparation of the Closing Balance Sheet and shall cause the personnel of the Company and its Subsidiaries involved in the preparation of the Closing Balance Sheet to cooperate with Seller in connection with its review of the Closing Balance Sheet; provided that such access shall be in a manner that does not interfere in any material respect with the normal business operations of Buyer or the Company Group. “Net Working Capital” as of any time shall mean (i) the consolidated Current Assets of the Company and its Subsidiaries as of such time, minus (ii) the consolidated Current Liabilities of the Company and its Subsidiaries as of such time, in each case, as calculated in accordance with this Section (b) and in a manner consistent with the definitions of the terms Current Assets and Current Liabilities and provided that “Net Working Capital” shall be calculated excluding the impact of intercompany accruals, receivables, accounts or other balances owed by or to one or more members of the Company Group, on the one hand, and one or more of Seller or any of its Affiliates (other than a member of the Company Group), on the other hand.

(b)       If Seller shall disagree with the calculation of Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or Closing Date Transaction Expenses, it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the components of the Closing Balance Sheet or other calculations pursuant to Section 2.4(a) that are being disputed, within 30 days after its receipt of the Closing Balance Sheet. In the event that Seller does not provide a notice of disagreement within such 30-day period, Seller and Buyer shall be deemed to have agreed to the Closing Balance Sheet and the calculation of Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and Closing Date Transaction Expenses delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall cooperate in good faith for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or and Closing Date Transaction Expenses and, if the same are so resolved within such 30 day period, the Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or Closing Date Transaction Expenses with such changes as may have been previously agreed in writing by Buyer and Seller shall be deemed to be final, binding and conclusive. If, at the end of such period, they are unable to resolve such disagreements, then any such remaining disagreements shall be resolved by the dispute resolution group of an independent accounting or financial consulting firm of recognized national standing as may be mutually selected and jointly appointed by Buyer and Seller (such firm, subject to the following proviso, the “Auditor”); provided, that if Seller and Buyer cannot agree on the Auditor, either party may request that the American Arbitration Association (the “AAA”) choose the Auditor, in which case the AAA’s choice of the Auditor will be binding and the expenses of the AAA will be shared and paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller. Each of Buyer and Seller shall promptly provide their assertions regarding (i) the Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or Closing Date Transaction Expenses, (ii) the Closing Balance Sheet and (iii) the applicable definitions comprising the Purchase Price contained in this Agreement in writing to the Auditor and to each other. Each party shall afford the other party and its representatives the opportunity to participate in all communications with the Auditor. The Auditor shall be instructed to render its determination in writing with respect to such disagreements within 60 days following its retention. The Auditor shall consider only those items and amounts in Buyer’s and Seller’s respective calculations of the Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or Closing Date Transaction Expenses that are identified as being items and amounts to which Buyer and Seller have been unable to agree. In resolving any disputed item, the Auditor may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Auditor shall base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which the Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or Closing Date Transaction Expenses require adjustment (only with respect to the remaining disagreements submitted to the Auditor) in order to be determined in accordance with Section 2.4(a) (including the definitions of the defined terms used in Section 2.4(a)). The Auditor shall act as an expert and not as an arbitrator and the agreement to submit a dispute under this Section 2.4(b) to the Auditor, and the determination of the Auditor, shall be governed by Article 76 of the New York Civil Practice Law and Rules (or such other article as may, from time to time, govern expert determination therein). The Auditor shall not hold any hearings or be entitled to take or order the taking of depositions or other testimony under oath or otherwise, and shall not consider custom, usage or other extrinsic factors (including parol evidence), whether or not contained in the parties’ written submissions. The determination of the Auditor shall be final, conclusive and binding on the parties, absent fraud, bad faith or manifest error. The date on which Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or Closing Date Transaction Expenses are finally determined in accordance with this Section 2.4 is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Buyer, on the one hand, and Seller, on the other, in proportion to the allocation of the dollar value of the amounts in dispute as between Buyer and Seller (set forth in the written submissions to the Auditor) made by the Auditor such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. For example, if Seller challenges items underlying the calculations of Closing Date Net Working Capital, Closing Date Funded Debt, Closing Date Cash and/or Closing Date Transaction Expenses in the net amount of $1,000,000, and the Auditor determines that Seller has a valid claim for $400,000 of the $1,000,000, Seller shall bear 60% of the fees and expenses of the Auditor and Buyer shall bear the remaining 40% of the fees and expenses of the Auditor.

(c)       The “Adjustment Amount,” which may be positive or negative, shall mean (i) the Net Working Capital Adjustment Amount, minus the Estimated Net Working Capital Adjustment Amount (as finally determined in accordance with Section 2.4 and the relevant definitions thereto), plus (ii) Estimated Closing Date Funded Debt, minus Closing Date Funded Debt (as finally determined in accordance with Section 2.4 and the relevant definitions thereto), plus (iii) Closing Date Cash (as finally determined in accordance with Section 2.4 and the relevant definitions thereto), minus Estimated Closing Date Cash, plus (iv) Estimated Closing Date Transaction Expenses, minus the Closing Date Transaction Expenses. If the Adjustment Amount is a positive number, then the Purchase Price shall be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number, the Purchase Price shall be decreased by the absolute value of the Adjustment Amount. The Adjustment Amount shall be paid in accordance with Section 2.4(d).

(d)       If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within five Business Days of the Determination Date, (i) Buyer and Seller shall cause the Escrow Agent to release the Adjustment Escrow Funds in their entirety to Seller or its designee and (ii) Buyer shall pay to Seller or its designee an amount in cash equal to the Increase Amount by wire transfer of immediately available funds to the account designated by Sellers. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within five Business Days of the Determination Date, Buyer and Seller shall cause the Escrow Agent to (i) pay the Deficit Amount (up to the full Adjustment Escrow Amount) to Buyer from the Adjustment Escrow Funds and (ii) release any remaining Adjustment Escrow Funds to Seller. Notwithstanding any such payment, if the Deficit Amount exceeds the Adjustment Escrow Amount, Seller shall pay to Buyer the amount of such excess within five Business Days of the Determination Date by wire transfer of immediately available funds to the account designated by Buyer. All payments made pursuant to this Section  2.4(d) shall be treated by all parties hereto for Tax purposes as adjustments to the Purchase Price, unless otherwise required by a change in Law occurring after the date hereof, a closing agreement with an applicable Tax authority or a final non-appealable judgment of a court of competent jurisdiction.

2.5          Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise paid or deliverable to Seller in connection with the purchase of the Company Interests such amounts that Buyer is required to deduct and withhold under the Code or any other provision of Tax Law; provided, however, that Buyer shall provide written notice to Seller at least five Business Days prior to making any such deduction or withholding (which notice shall include a reasonable description of the legal authority and the calculation method for the expected deduction or withholding) and shall use reasonable efforts to cooperate with Seller upon Seller’s request to minimize the amount of any such deduction or withholding; provided, further, that absent a change in Law following the date of this Agreement and that the representation in Section 4.15(a)(iii) is accurate as of the Closing Date, no amounts will be withheld from any payments in respect of Company Interests so long as Seller delivers (or causes to be delivered) a properly completed and executed Internal Revenue Service Form W-9 at or within five Business Days prior to the Closing. To the extent that amounts are so withheld in accordance with this Section 2.5, and duly and timely deposited with the appropriate Governmental Authority by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.6          Purchase Price Allocation. The parties hereto agree to treat the purchase and sale of the Company Interests, only for U.S. federal and, to the extent permitted by law, applicable state income tax purposes, as a purchase and sale of the assets owned by the Company. No later than 120 days after the Determination Date, Buyer shall deliver to Seller an allocation of the sum of the Purchase Price and the Company Group’s liabilities (to the extent properly taken into account as consideration for U.S. federal and other applicable income tax purposes) among such assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”). If within 30 days after receipt of the Allocation, Seller notifies Buyer in writing that it does not agree with the Allocation, Buyer and Seller will negotiate in good faith to resolve such dispute. If Buyer and Seller fail to resolve such dispute within 30 days, a nationally recognized law or accounting firm with no material relationship with Buyer, Seller or their respective Affiliates, chosen by and mutually acceptable to both Buyer and Seller (the “Tax Referee”), shall resolve any disputes and appropriately revise the Allocation (with the fees and expenses of the Tax Referee to be borne 50% by Seller and 50% by Buyer). If Seller does not respond within 30 days, or upon resolution of the disputed items, the Allocation (as such may have been adjusted) shall be the “Purchase Price Allocation” and shall be binding on the parties hereto. If the Purchase Price is subsequently adjusted pursuant to Section 2.4 or otherwise, the parties shall cooperate in good faith to make appropriate updates to the Purchase Price Allocation, consistent with the original Purchase Price Allocation and taking into account the circumstances giving rise to the adjustment. The Purchase Price Allocation shall be prepared in a manner that is in accordance with the treatment of Deferred Revenue Liabilities set forth in Section 8.3(c)(iv). The parties hereto shall, and shall cause their Affiliates to, file all Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) consistently with the Purchase Price Allocation; provided, that nothing contained herein shall prevent any party or its Affiliates from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation, and no party or its Affiliates shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such Purchase Price Allocation. Each of Buyer and Seller shall notify the other party in the event of an examination, audit or other proceeding regarding the Allocation.

Article III
Closing

3.1          Closing. Subject to the terms and conditions of this Agreement, the consummation of the purchase and sale of the Company Interests and the other transactions contemplated hereby (the “Closing”) shall take place by teleconference and the exchange of deliverables (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile, on the date that is two Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Buyer and Seller may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date.

3.2          Seller Closing Deliveries. At the Closing, Seller shall deliver (or cause to be delivered) to Buyer all of the following:

(a)           a payoff letter from each holder of Funded Debt, in form and substance reasonably satisfactory to Buyer, evidencing the aggregate amount of such indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses required to be paid to such holder in connection with the prepayment of such indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such holder on the Closing Date, such indebtedness shall be repaid in full and that all Liens with respect thereto affecting any real or personal property of the Company or any of its Subsidiaries will be released;

(b)           the certificate referenced in Section 9.2(c);

(c)           instruments of conveyance, duly executed in blank, for transfer of all of the Company Interests held by Seller, free and clear of all Liens other than Permitted Liens;

(d)           a certificate in the form of Annex A;

(e)           a copy of the Intellectual Property Assignment Agreement in the form attached hereto as Annex B (the “IP Assignment Agreement”), duly executed by Seller;

(f)            a copy of the Transition Services Agreement in the form attached hereto as Annex C (the “Transition Services Agreement”), duly executed by Seller;

(g)           a copy of the Non-Competition Agreement in the form attached hereto as Annex D (the “Non-Competition Agreement”), duly executed by Seller;

(h)           a copy of the Escrow Agreement, duly executed by Seller;

(i)            written resignations of each director or officer of the Company or any of its Subsidiaries designated by Buyer at least three days prior to Closing, provided that any such resignation of an officer shall not apply to the officer’s employment with the Company or any of its Subsidiaries; and

(j)            all other documents required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement.

3.3          Buyer Closing Deliveries. At the Closing, Buyer shall:

(a)           deliver (or cause to be delivered) to Seller or its designee, by wire transfer of immediately available funds in accordance with wire instructions provided to Buyer by Seller at least two Business Days prior to the Closing, an amount equal to the Purchase Price (prior to adjustment as set forth in Section 2.4);

(b)           deliver (or cause to be delivered) to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount;

(c)           deliver (or cause to be delivered) to Seller or its designee, the certificate referenced in Section 9.3(c);

(d)           deliver (or cause to be delivered) to Seller or its designee, a copy of the IP Assignment Agreement, duly executed by Buyer;

(e)           deliver (or cause to be delivered) to Seller or its designee, a copy of the Transition Services Agreement, duly executed by Buyer;

(f)            deliver (or cause to be delivered) to Seller or its designee, a copy of the Deed of Adherence, duly executed by Buyer;

(g)           deliver (or cause to be delivered) to Seller or its designee, a copy of the Escrow Agreement, duly executed by Buyer;

(h)           repay, or cause to be repaid, on behalf of the Company, the Estimated Closing Date Funded Debt, to the extent unpaid as of immediately prior to the Closing;

(i)            pay, or cause to be paid, on behalf of the Company, the Estimated Closing Date Transaction Expenses, to the extent unpaid as of immediately prior to the Closing; and

(j)            all other documents required to be delivered by Buyer on or prior to the Closing Date pursuant to this Agreement.

Article IV
Representations and Warranties of Seller

Except as set forth in the Schedules to this Agreement, Seller represents and warrants to Buyer as of the date of this Agreement and as of the Closing Date as follows:

4.1          Organization of the Company.

(a)           The Company has been duly formed and is validly existing as a limited liability company in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, license, lease or operate its properties and assets and to conduct its business as it is now being conducted.

(b)           The copies of the certificate of formation and limited liability company agreement of the Company, as currently in effect, previously made available by the Company to Buyer or its representatives are true, correct and complete. The Company is duly licensed or qualified to do business and (where applicable) in good standing as a foreign limited liability company in each jurisdiction in which the ownership, license, lease or operation of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

4.2          Subsidiaries.

(a)           The Subsidiaries of the Company and their jurisdiction of incorporation or organization are set forth on Schedule 4.2. Each of the Subsidiaries of the Company have been duly formed or organized and are validly existing under the laws of their respective jurisdictions of incorporation or organization and have all requisite power and authority to own or lease their respective properties and assets and to conduct their respective businesses as now being conducted.

(b)           The Company has previously provided to Buyer true, correct and complete copies of the organizational documents of its Subsidiaries as currently in effect. Each Subsidiary of the Company is duly licensed or qualified to do business and (where applicable) in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership or use of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

4.3          Organization of Seller; Due Authorization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to execute and deliver this Agreement and the other transaction agreements contemplated hereby to which it is a party, perform its obligations hereunder and thereunder and (subject to the Requisite Stockholder Approval and the consents, approvals, authorizations and other requirements described in Section 4.5) to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Seller, the performance of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Seller, and no other proceeding on the part of Seller is necessary to authorize this Agreement, other than the receipt of the Requisite Stockholder Approval. This Agreement has been duly and validly executed and delivered by Seller and (assuming this Agreement constitutes a legal, valid and binding obligation of Buyer) constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

4.4          No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth on Schedule 4.4, in Section 4.5 or on Schedule 4.5, the execution and delivery of this Agreement by Seller, the performance of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby do not and will not, as of the Closing, directly or indirectly (a) violate any provision of, or result in the breach of, any applicable Law to which the Company or any of its Subsidiaries is subject or by which any property or asset of the Company or any of its Subsidiaries is bound, (b) conflict with the certificate of incorporation, the certificate of formation, the limited liability company agreement or other organizational documents, or any resolution adopted by the board of directors or the stockholders, of Seller, the Company or its Subsidiaries, (c) violate any provision of or result in a breach of, or require a consent or notice under, any Contract listed on Schedule 4.12 or any other material Contract to which Seller, the Company or its Subsidiaries are a party or terminate or result in the termination of any such Contract, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or (d) result in a violation or revocation of any required license, permit or approval from any Governmental Authority, except to the extent that the occurrence of any of the foregoing would not reasonably be expected to (x) have a material adverse effect on the ability of Seller to enter into and perform its obligations under this Agreement or the other transaction agreements contemplated hereby to which it is a party, (y) have a Material Adverse Effect on the Company or (z) prevent or materially delay consummation of the transactions contemplated by this Agreement or by the other transaction documents contemplated hereby.

4.5          Governmental Consents. Assuming the truth and completeness of the representations and warranties of Buyer in Article V, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Seller or the Company with respect to Seller’s execution or delivery of this Agreement, the performance of its obligations hereunder or the consummation by Seller of the transactions contemplated hereby, except for (a) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to (x) have a material adverse effect on the ability of Seller to enter into and perform its obligations under this agreement (y) have a Material Adverse Effect on the Company; (b) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Laws; and (c) as otherwise disclosed on Schedule 4.5.

4.6          Capitalization of the Company.

(a)           The authorized membership interests of the Company consist solely of the Company Interests. All of the issued and outstanding Company Interests have been duly authorized and validly issued.

(b)           (i) Seller owns, of record and beneficially, all of the issued and outstanding limited liability company membership interests of the Company, (ii) Seller has good and valid title to the Company Interests, free and clear of all Liens, (iii) other than the Company Interests, Seller does not own any other equity interests of the Company and has no right or obligation to purchase or acquire any other equity interests of the Company, and (iv) except as set forth on Schedule 4.6(b), there is no voting trust or other agreement or understanding to which Seller is a party or is bound with respect to the voting, registration or transfer of the Company Interests.

(c)           There are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Interests, or any other commitments or agreements providing for the issuance of additional limited liability company membership interests or for the repurchase or redemption of Company Interests, and there are no agreements of any kind which may obligate the Company to encumber, issue, purchase, redeem or otherwise acquire any of its authorized capital.

4.7          Capitalization of Subsidiaries. The outstanding membership interests (or other equity interests) of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable (where such concepts are recognized in the relevant jurisdiction). Except as set forth on Schedule 4.7, the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding membership interests (or other equity interests) of the Company’s Subsidiaries free and clear of any Liens. Except as set forth on Schedule 4.7, there is no voting trust or other agreement or understanding to which Seller or the Company is a party or is bound with respect to the voting, registration or transfer of the outstanding membership interests (or other equity interests) of each of the Company’s Subsidiaries. There are no outstanding options, warrants, rights or other securities convertible or exercisable or exchangeable for any membership interests (or other equity interests) of such Subsidiaries, any other commitments or agreements providing for the issuance of additional shares or other equity interests, the sale of treasury shares or for the repurchase or redemption of shares of such Subsidiaries’ capital stock (or other equity interests), or any agreements of any kind which may obligate any Subsidiary of the Company to encumber, issue, purchase, register for sale, redeem or otherwise acquire any of its membership interests (or other equity interests). Except for the equity interests of the Subsidiaries set forth on Schedule 4.7, neither the Company nor any of its Subsidiaries owns any equity interest in any other Person.

4.8          Financial Statements. Schedule 4.8 includes copies of (a) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2017, and the related unaudited consolidated statement of income, of the Company and its Subsidiaries for the year then ended (such unaudited statements, including the related notes and schedules thereto, the “Annual Financial Statements”) and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries (the “Balance Sheet”) as of September 30, 2018 (the “Balance Sheet Date”), and the related unaudited consolidated statement of income, of the Company and its Subsidiaries for the nine months then ended (such unaudited statements, the “Interim Financial Statements” and together with the Annual Financial Statements, are referred to herein as the “Financial Statements”). Each of the Financial Statements has been prepared in accordance with GAAP consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods presented (except as may be stated in the notes thereto) and presents fairly in all material respects the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated (subject, in the case of the Interim Financial Statements, to any normal year-end adjustments which are not in the aggregate material and subject, in the case of all Financial Statements, to the absence of footnotes required by GAAP), it being understood that (i) the Company and its Subsidiaries have been consolidated into the financial statements of Seller and have had transactions and relationships with Seller and its Affiliates; (ii) it is possible that the terms of these transactions and relationships are not the same as those that would have existed among wholly unrelated parties; (iii) the Company and its Subsidiaries have relied on Seller and its Affiliates for a portion of its administrative support for which the costs have been allocated on a basis that Seller believes appropriate under the circumstances; (iv) the amounts recorded for these allocations are not necessarily representative of the amounts that would have been reflected in the Financial Statements had the Company and its Subsidiaries been operated independently of Seller; and (v) all of such administrative and financial support, together with any associated assets or personnel, are not necessarily being transferred pursuant to this Agreement.

4.9          Undisclosed Liabilities. There is no liability, debt or obligation of the Company or any of its Subsidiaries, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the Balance Sheet Date in the ordinary course of the operation of business of the Company and its Subsidiaries consistent with past practice, (c) that have arisen in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, (d) that are reflected in the calculation of the Closing Date Net Working Capital as finally determined pursuant to Section 2.4, or (e) which would not reasonably be expected to be material, individually or in the aggregate, to the Business.

4.10        Litigation and Proceedings. Except Actions under Environmental Law (as to which certain representations and warranties are made pursuant to Section 4.22), there are no pending or, to the knowledge of Seller, threatened, Actions (i) by or against the Company or any of its Subsidiaries or affecting any of its or their properties or assets that, if resolved adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Company or (ii) by or against Seller, the Company or any of its Subsidiaries that challenges, or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or that would have a material adverse effect on the ability of Seller to enter into and perform its obligations under this Agreement. There are no outstanding Governmental Orders and no unsatisfied judgments, penalties, awards or open injunctions binding upon the Company or any of its Subsidiaries or any of its or their properties or assets which would reasonably be expected to have a Material Adverse Effect on the Company.

4.11        Legal Compliance. Except with respect to compliance with Laws related to employment of labor (as to which certain representations and warranties are made pursuant to Section 4.14) and compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), the Company and its Subsidiaries have complied at all times since January 1, 2015 and are in compliance with all applicable Laws, except where the failure to be in compliance with such Laws would not reasonably be expected to have a Material Adverse Effect on the Company. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law at any time since January 1, 2015 that would reasonably be expected to have a Material Adverse Effect on the Company.

4.12        Contracts; No Defaults.

(a)           Schedule 4.12 contains a listing of all Contracts described in clauses (i) through (xi) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (other than Contracts relating to insurance policies set forth on Schedule 4.17, Contracts for labor and employment matters set forth on Schedule 4.14 and Company Benefit Plans). True, correct and complete copies of the Contracts listed on Schedule 4.12 (and any amendment and supplement thereto) have been delivered to or made available to Buyer or its agents or representatives.

(i)                 Each Contract (other than (x) purchase orders with customers, suppliers or vendors entered into in the ordinary course of business and (y) Contracts of the type (without giving effect to dollar thresholds) described in other clauses of this Section 4.12(a)) that the Company reasonably anticipates will involve, with respect to customers of the Business, annual payments to the Company or any of its Subsidiaries of more than $50,000, and with respect to suppliers or vendors of the Business, annual consideration furnished by the Company or any of its Subsidiaries of more than $25,000, in each case, which are not cancelable (without penalty, cost or other liability) by giving notice of 90 or fewer days;

(ii)                Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of its Subsidiaries, in each case, having an outstanding principal amount in excess of $100,000, other than any such Contracts between or among the Company and any of its wholly owned Subsidiaries;

(iii)              Each Contract for the acquisition of any Person or any business unit, division or capital stock thereof, whether by merger, sale or purchase of stock, sale or purchase of assets, or otherwise, the disposition of or the grant of any preferential right to purchase any material assets or property of the Company or any of its Subsidiaries (other than in the ordinary course of business), in each case, involving payments in excess of $100,000, other than Contracts in which any applicable acquisition or disposition has been consummated and there are no actual or contingent material obligations ongoing;

(iv)              Each (A) Real Property Lease and (B) lease, rental agreement, installment and conditional sale agreement or other Contract that, in each case, in this clause B, (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property and (y) involves annual payments in excess of $50,000;

(v)               Each joint venture Contract, partnership agreement, collaboration agreement or similar limited liability company agreement with a third party (in each case, other than with respect to wholly owned Subsidiaries of the Company);

(vi)              Each Contract containing covenants expressly limiting in any material respect the freedom of the Company or any of its Subsidiaries to compete with any Person in a product line or line of business or operate in any geographic area;

(vii)             Each Contract pursuant to which the Company or any of its Subsidiaries licenses material Intellectual Property to or from a third party, other than (A) non-disclosure agreements, (B) employee invention assignment agreements, (C) independent contractor agreements, (D) click-wrap, shrink-wrap and commercial off-the-shelf software licenses and any other commercial software licenses that are available on standard terms to the public generally with license, maintenance, support and other fees less than $25,000 per year, and (E) non-exclusive licenses granted to customers of the Business in the ordinary course of business;

(viii)            Each Contract that grants a Lien (other than a Permitted Lien) on any material asset of the Business or on the Company or any of its Subsidiaries (other than a Lien that will be released as of the Closing Date);

(ix)               Each settlement, conciliation, or similar Contract with any Governmental Authority pursuant to which, after the date hereof, the Business will be required to satisfy any obligation;

(x)                Except the Company Benefit Plans, Contracts relating to labor and employment matters set forth on Schedule 4.13 and Schedule 4.14, and Contracts between or among the Company and any of its Subsidiaries, any Contract (A) with respect to the Business whereby Seller or any of its Subsidiaries or Affiliates (other than the members of the Company Group), or any of its or their officers, directors or key employees, directly or indirectly (x) owns any property, interest or right of any kind, whether tangible or intangible in any material asset or property that is owned or held by any member of the Company Group or is used in the conduct of the Business, (y) has any material claim or cause of action against any member of the Company Group or (z) owes any money to, or is owed any money by, any member of the Company Group (other than intercompany amounts that will be satisfied prior to the Closing), (B) between a member of the Company Group, on the one hand, and Seller, any Affiliate of Seller (other than a member of the Company Group) or any of its or their officers, directors or key employees, on the other hand, or (C) between a member of the Company Group, on the one hand, and an officer, director or key employee of the Company or any of its Subsidiaries, on the other hand (such Contracts listed in clauses (A), (B) and (C) the “Related Party Contracts”); and

(xi)               Each Contract which is related primarily to the operation of the Business under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of Seller or any Affiliate of Seller (including any member of the Company Group) or (B) Seller or any Affiliate of Seller (including any member of the Company Group) has guaranteed any liabilities or obligations of any other Person.

(b)           All of the Contracts listed pursuant to Section 4.12(a) are (i) in full force and effect, subject to the Remedies Exception, and (ii) represent the valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of Seller, represent the valid and binding obligations of the other parties thereto. Except where the occurrence of such breach or default would not reasonably be expected to have a Material Adverse Effect on the Company, (x) neither the Company, any of its Subsidiaries nor, to the knowledge of Seller, any other party thereto is in breach of or default under any such Contract, (y) neither the Company nor any of its Subsidiaries has received any claim or notice of material breach of or material default under any such Contract, and (z) to the knowledge of Seller, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under, or a termination of, any such Contract (in each case, with or without notice or lapse of time or both).

4.13        Company Benefit Plans.

(a)           Schedule 4.13(a) sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other employment, consulting, independent contractor, compensation, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock option, stock appreciation right, stock purchase, phantom stock or other equity or equity-based compensation, performance, retirement, thrift, savings, employee loan, stock bonus, excess benefit, supplemental unemployment, paid time off, vacation, personal days, floating holidays, perquisite, tuition reimbursement, outplacement, fringe benefit, sabbatical, sick leave, change of control, retention, severance, termination, redundancy, workers’ compensation, retirement, cafeteria, disability, death benefit, hospitalization, medical, dental, life insurance, accident benefit, housing, transport, welfare benefit or other compensation or benefit plan, policy, program, contract or agreement (including any plan maintained by a Governmental Authority, or any plan, agreement, or arrangement that is otherwise required to be maintained or provided by applicable Law), in each case, whether or not reduced to writing, whether funded or unfunded, whether or not tax-qualified and whether or not subject to ERISA, in which any current or former director, officer, employee, consultant, contractor, contingent worker or other service provider (or the dependents of any of the foregoing) of the Company or any of its Subsidiaries participates or is covered, in each case, which is, or is required to be, maintained, sponsored, entered into or contributed to by Seller or any of its Subsidiaries (including any member of the Company Group) or any ERISA Affiliate of Seller or with respect to which the Company or any of its Subsidiaries has or may have any liability (each, a “Benefit Plan”) and separately identifies each Company Benefit Plan; provided that no employment, independent contractor or consulting agreement need be set forth on Schedule 4.13(a) if such agreement (A) relates to an employee whose salary and bonus during the fiscal year ended December 31, 2017 did not exceed $100,000 in the aggregate or (B) is in all material respects in a form that is identified on Schedule 4.13(a) and does not provide any severance or a notice period in excess of 90 days. With respect to each Company Benefit Plan, Seller has delivered or made available to Buyer true, correct and complete copies of: (i) where such plan has been reduced to writing, the current plan documents (including all amendments and modifications thereof); (ii) where such plan has not been reduced to writing, a written summary of the material terms thereof, (iii) where applicable, any trust agreements or other funding arrangements and all other related documents, (iv) the most recent summary plan description; (v) the most recent U.S. Internal Revenue Service determination, opinion or advisory letter or other governmental determination that such plan is tax-qualified in the applicable jurisdiction; (vi) the three (3) most recent Form 5500 filings applicable to such plan and/or, as applicable, any annual reports required to be filed with a Governmental Authority in a non-U.S. jurisdiction with respect to such plan, in each case, together with all schedules and financial statements attached thereto; (vii) where applicable, actuarial, consulting or other reports related to any plan with respect to the most recently completed plan year; (viii) the most recently completed annual compliance tests for Code Sections 401(k)(3), 401(m)(2), 401(a)(4), 410(b), 415 and 416 or, as applicable, as required by a non-U.S. jurisdiction; and (ix) all material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Authority relating to any action, claim, proceeding or investigation of any nature with respect to such plan.

(b)           Each Company Benefit Plan (and each related trust, insurance contract or fund) (i) has been established, maintained, contributed to, funded, operated and administered in all material respects in accordance with its terms and all applicable Laws, including, but not limited to, ERISA and the Code, (ii) no breach of fiduciary duty has occurred with respect to any Company Benefit Plan for which the Company or any of its Subsidiaries could have any liability, and (iii) no non-exempt prohibited transaction (within the meaning of Section 4975(c) of the Code or Section 406 of ERISA) has occurred with respect to any Company Benefit Plan for which the Company or any of its Subsidiaries could have any liability. Each individual who is or was classified as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan. The Company and each of its Subsidiaries are in compliance with the applicable requirements of the Patient Protection and Affordable Care Act, as amended and including any guidance issued thereunder.

(c)           Each Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification upon which Seller, its Subsidiaries and/or the Company or its Subsidiaries may rely on and each trust related thereto is tax exempt. To the knowledge of Seller, no such determination or opinion letter or exempt status has been adversely affected or revoked and no such action has been threatened and no fact exists indicating that (i) any such determination or opinion letter or exempt status could be adversely affected or revoked, or (ii) could result in a liability to the Company or any of its Subsidiaries relating to the qualified status of any Benefit Plan.

(d)           Neither the Company, its Subsidiaries nor any ERISA Affiliate thereof has ever sponsored, established, maintained, participated in, or contributed to, or has or has had any direct, indirect or contingent liability with respect to (i) any “multiemployer plan”, as that term is defined in Section 3(37) or 4001(a)(3) of ERISA; (ii) any “defined benefit plan” (as defined in Section 3(35) of ERISA), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, or any other plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA, or Section 412 of the Code; or (iii) any “multiple employer plan” as defined in ERISA or the Code. No Benefit Plan provides, the Company and each of its Subsidiaries do not have any liability to provide, and neither the Company nor any of its Subsidiaries has represented, promised or contracted to provide, post-termination benefits or post-retirement health or life insurance beyond those required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other similar applicable Law. Neither the Company nor any of its Subsidiaries has any liability (whether or not assessed) under Section 4980D or 4980H of the Code.

(e)           With respect to each Company Benefit Plan, (i) no action, suit or claim (other than routine claims for benefits in the ordinary course) is pending or, to the knowledge of Seller, threatened, and (ii) to the knowledge of Seller, no facts or circumstances exist that would reasonably be expected to give rise to any such action, suit or claim. No Company Benefit Plan has been the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority. No Company Benefit Plan has been subject to any audit, investigation or examination by any Governmental Authority and no such actions are pending or, to the knowledge of Seller, threatened with respect to any Company Benefit Plan.

(f)            Except as set forth on Schedule 4.13(f), solely with respect to any Business Employee or Business Service Provider, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) could (i) give rise to any liability under any Benefit Plan or result in any payment becoming due to any Business Employee or Business Service Provider; (ii) accelerate the time of payment or vesting of any benefits under any Benefit Plan; (iii) increase the amount of compensation or benefits due under any Benefit Plan; (iv) result in the acceleration of, trigger or increase the funding obligation under any Benefit Plan; (v) result in any loan forgiveness; (vi) result in the payment or provision of any amount or benefit that could constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code; or (vii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan. Seller has made available true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the consummation of the transactions contemplated hereby.

(g)           With respect to each Benefit Plan that is subject to the applicable Law of a jurisdiction other than the United States (whether or not United States Law also applies) or primarily for the benefit of Business Employee or Business Service Providers who reside or work primarily outside of the United States (each, a “Foreign Plan”): (a) each Foreign Plan required to be registered or intended to meet certain regulatory or requirements for favorable tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements; (b) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA); (c) each Foreign Plan that is required to be funded is funded in accordance with the requirements of applicable Law; and (d) the Company is not proposing to and is not under an obligation to introduce or vary any Foreign Plan. The Company is in compliance in all material respects with the terms and conditions of all registrations, licenses, permissions and approvals required by the applicable employment laws, including without limitation, those under the Contract Labour (Regulation and Abolition) Act, 1970 and the Employees Provident Funds & Miscellaneous Provisions Act, 1952, Minimum Wages Act, 1948, Payment of Bonus Act, 1965 and the Payment of Gratuity Act, 1970.

(h)           Each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. No payment to be made under any Benefit Plan is or, to the knowledge of Seller, will be, subject to the penalties of Section 409A(a)(1) of the Code. The Company and each of its Subsidiaries do not have any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise tax under Section 4999 of the Code or under Section 409A of the Code.

4.14        Labor Relations.

(a)           Except as set forth on Schedule 4.14(a), neither the Company nor any of its Subsidiaries is a party to, has any liability with respect to, or is otherwise subject to, any collective bargaining agreement or other agreement with any union, works council, employee association or similar organization. The Business Employees are not, and in the past six years have not been, represented by any union, works council, employee association or similar organization. Within the past six years, no strike, slowdown, lockout, picketing, organizational effort, work stoppage or other manner of labor unrest has occurred or is pending or threatened with respect to current or former employees of the Company or any of its Subsidiaries. Within the past six years, no group of Business Employees has sought to organize for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with Seller or any of its Subsidiaries or any member of the Company Group or filed a petition for recognition with any Governmental Authority. Neither Seller nor any of its Subsidiaries nor any member of the Company Group has received any written notice or, to the knowledge of Seller, oral notice threatening any such organizational effort by or on behalf of any labor union, works council, employee association or similar organization with respect to Business Employees.

(b)           The Company and each of its Subsidiaries, and with respect to any Business Employee or any other current or former director, officer, employee, consultant, contractor, contingent worker or other service provider who is providing or has provided services to any member of the Company Group (each such current or former director, officer, employee consultant, contractor, contingent worker or other service provider, a “Business Service Provider”), Seller and each of its Subsidiaries, are and have been in compliance in all material respects with all applicable Laws relating to employment, labor, and employment practices, including all applicable Laws relating to terms and conditions of employment, hiring, promotion, assignment, termination, vacation pay, immigration, harassment, human rights, employee privacy, layoffs, reductions in force, affirmative action, family, medical and other leaves, wages, hours, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes. Within the past six years there has been no unfair labor practice charge, labor arbitration, lawsuit, grievance, investigation, hearing, action, claim, proceeding, complaint or other dispute pending, unresolved or, to the knowledge of Seller, threatened, before any court, arbitrator, the National Labor Relations Board or any other Governmental Authority relating to any Business Employee or Business Service Provider or alleging violations of any federal, foreign, state, local or other Laws relating to labor and employment. No member of the Company Group nor, with respect to any Business Employee or Business Service Provider, Seller or any of its Subsidiaries, has implemented any employee layoff that was not in compliance with WARN or incurred any liability under WARN or any similar foreign, state, or local layoff notice law that remains unsatisfied.

(c)           Except as set forth on Schedule 4.14(c), (i) no officer of the Business has been terminated for any reason in the past twelve (12) months; and (ii) to the knowledge of Seller, no officer of the Business has provided written notice of intent to terminate his or her employment within the twelve (12) months following the Closing Date.

(d)           Each person or entity classified by any member of the Company Group or, with respect to any Business Employee or Business Service Provider, by Seller or any of its Subsidiaries, as an “independent contractor,” volunteer, subcontractor, “temp,” leased employee, or other contingent worker, is and has been properly classified under all governing Laws, and each member of the Company Group and Seller and each of its Subsidiaries has fully and accurately reported all payments to all independent contractors, volunteers, subcontractors, temps, leased employees, and other contingent workers on Internal Revenue Service Form 1099s or as otherwise required by applicable Laws and have satisfied all applicable withholding tax obligations. Each employee classified by any member of the Company Group or, with respect to any Business Employee or Business Service Provider, by Seller or any of its Subsidiaries, as “exempt” from overtime under the Fair Labor Standards Act and/or any foreign, state, local or other Laws governing wages, hours, and overtime pay, has been properly classified as such, and the members of the Company Group and, with respect to any Business Employee or Business Service Provider, Seller and each of its Subsidiaries, have not incurred any liability under the Fair Labor Standards Act or any foreign, state, local or other laws governing wages, hours, and overtime pay.

(e)           Schedule 4.14(e) sets forth a list, to the extent applicable, for each Business Employee and each Business Service Provider who currently provides services to the Business, of his or her: (i) name; (ii) title; (iii) employer; (iv) location; (v) date of hire; (vi) exempt/non-exempt status for wage and hour purposes; (vii) employment status (i.e., whether full-time, temporary, leased, etc.); (viii) active or inactive status (including type of leave and estimated duration, if any); (ix) average number of hours worked per week; (x) accrued but unused vacation; (xi) annual base salary or hourly wage rate (or other compensation arrangement) and target bonus/commission for the current year and (xii) equity, incentive or other similar compensation.

(f)            (i)          Except as set forth on Schedule 4.14(f)(i), all Business Employees who provide services within the United States are “employees at will” and no such employee is subject to any employment contract with any member of the Company Group or Seller or any of its Subsidiaries.

(ii)         All Contracts of employment or for services with any Business Employee who is employed in the United Kingdom can be terminated on no more than thirteen (13) weeks’ notice. All Contracts of employment or for services with any other Business Employee who provides services outside the United States can be terminated without notice at any time, other than as mandated by applicable Law or by the terms of employment Contracts with the relevant employees made available to Buyer.

(iii)        The Company has not, in the past twelve (12) months, been a party to any automatic transfers under any applicable Law.

(iv)        Except for the obligation to make severance payments under the Severance Agreements or the written terms of any Benefit Plan, in either case, as set forth on Schedule 4.14(f)(iv), neither Buyer nor any of its Affiliates (including after the Closing, each member of the Company Group) will incur any liability or obligation in connection with the termination of any Business Employee, other than (i) payment of accrued and unpaid base salary and accrued benefits, as applicable, as of the date of termination, (ii) with respect to Business Employees who provide services outside the United States, as mandated by local Law and (iii) any arrangements put in place by Buyer or an Affiliate thereof (including a member of the Company Group) following the Closing.

4.15        Taxes.

(a)           Except as set forth on Schedule 4.15 or has not had and would not reasonably be expected to have a Material Adverse Effect on the Company:

(i)          Each member of the Company Group, and each Company Consolidated Tax Group, has filed or caused to be filed all Tax Returns required to be filed by such member or group and such Tax Returns are correct and complete. All Taxes of any member of the Company Group or imposed in respect of any Company Consolidated Tax Group which were due and payable have been paid. All Taxes which any member of the Company Group was required by law to withhold or collect have been duly withheld or collected in accordance with applicable Law and, to the extent required thereunder, have been paid over to the proper Governmental Authorities or are held in separate bank accounts for such purpose.

(ii)         There are no Liens for Taxes upon any of the assets of the Company Group other than Permitted Liens. There is no Action concerning any Tax liability of the Company Group or concerning any Company Consolidated Tax Group ongoing with or proposed by any Governmental Authority, in each case for which the applicable member of the Company Group has received written notice thereof.

(iii)        For U.S. federal income Tax purposes, the Company is and at all times since its formation has been treated as a disregarded entity, and each Subsidiary of the Company is and at all times since its formation has been treated as set forth on Schedule 4.15.

(iv)        No member of the Company Group has been party within the past two years to a transaction that was intended to qualify under Section 355 of the Code.

(b)           No member of the Company Group, and no member of the Company Consolidated Tax Group, has engaged in any listed transaction within the meaning of Treasury Regulation 1.6011-4(b)(2). Neither the Company nor any Subsidiary of the Company, nor any other member of any Company Consolidated Tax Group, is treated or has been treated for Tax purposes as a resident in a country other than the country of its organization and neither the Company nor any Subsidiary of the Company has, or has had, a branch, agency or permanent establishment for Tax purposes in a country other than the country of its organization.

(c)           No extension or waiver exists or has been given of a limitations period with respect to the assessment of any Tax or the examination of any Tax Return of the Company, any of its Subsidiaries or any Company Consolidated Tax Group (other than an extension of a limitations period which, taking into account such extension, has expired). Schedule 4.15 sets forth all closing agreements with, and Tax rulings and Tax holidays requested or received from, any Governmental Authority with respect to the Company or any of its Subsidiaries. No issue has been raised by a Governmental Authority in connection with an audit or examination of any Tax Return that, if raised with regard to any other Tax Return not so audited or examined, would reasonably be expected to result in a proposed Tax deficiency with respect to the period covered by the Tax Return.

(d)           Neither the Company nor any of its Subsidiaries has been a member of a consolidated, affiliated, combined, unitary or other Tax group for purposes of any Tax (other than a group the common parent of which is Seller, the Company or MDL). Neither the Company nor any of its Subsidiaries is obligated to pay the Taxes of another Person by contract, as a transferee, as a successor, or otherwise (other than an agreement (such as a lease) the principal purpose of which is not the sharing or allocation of Tax).

(e)           Except as set forth on Schedule 4.15, the Company, each of its Subsidiaries and each Company Consolidated Tax Group has complied in all material respects with all applicable Laws with respect to transfer pricing, and appropriate intercompany agreements and concurrent and supporting documentation (including transfer pricing studies) have been maintained in all material respects in compliance with such applicable Laws.

(f)            Neither the Company nor any of its Subsidiaries, nor any Company Consolidated Tax Group, will be required for Tax purposes to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made prior to the Closing; (B) use of an improper method of accounting prior to the Closing; (C) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (D) installment sale or open transaction made or entered into prior to the Closing; (E) prepaid amount received prior to the Closing; (F) election under Section 108(i) of the Code made prior to the Closing; or (G) election made prior to the Closing pursuant to Section 965(h) of the Code.

(g)           None of the assets of the Company or any of its Subsidiaries are (i) tax exempt use property under Section 168(h) of the Code; (ii) tax-exempt bond financed property under Section 168(g) of the Code; (iii) limited use property under Revenue Procedure 2001-28; or (iv) treated as owned by any other person under Section 168 of the Code. Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(h)           Since December 1, 2007, Seller has not undergone an “ownership change” under Sections 382 of the Code.

(i)            Neither the Company nor any of its Subsidiaries, nor any Company Consolidated Tax Group has utilized or intends to utilize in the United States any loss subject to the dual consolidated loss provisions of Section 1503(d) of the Code and the Treasury Regulations thereunder.

(j)            Prior to entering into this Agreement, there has not been a major change in the nature or conduct of trade carried on by MDL within the meaning of U.K. Corporation Tax Act 2010 section 673(2).

(k)           None of the Company or any of its Subsidiaries, nor any Company Consolidated Tax Group, has had any discussions with its auditors regarding the establishment of a reserve for financial accounting purposes or any “uncertain tax position” filing in respect of any tax position in connection with the transactions contemplated by this Agreement.

(l)            Notwithstanding anything to the contrary, the representations and warranties in this Section 4.15, and, insofar as such representations and warranties relate to Tax matters, Section 4.13, are the sole and exclusive representations and warranties of Seller concerning Tax matters.

4.16        Brokers’ Fees. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage fee, finder’s fee, financial advisor’s fee or other similar commission, for which Buyer or the Company Group would be liable in connection with the transactions contemplated by this Agreement and by the other transaction agreements contemplated hereby based upon arrangements made by or on behalf of Seller or any of its Affiliates.

4.17        Insurance. Schedule 4.17 contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies (or, to the extent such policies are not available, policy binders) have been made available to Buyer or its representatives and such policies are in full force and effect. Neither the Company nor any of its Subsidiaries has received any written notice from any insurer under any such insurance policies, canceling or materially adversely amending any such policy or denying renewal of coverage thereunder, and all premiums on such insurance policies due and payable have been paid. There are no claims related to the Business or any member of the Company Group pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

4.18        Licenses, Permits and Authorizations. Except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), the Company and its Subsidiaries have obtained, and are in compliance with, all of the material licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the businesses of the Company and its Subsidiaries as currently conducted, except where the absence of, or failure to be in compliance with, any such license, approval, consent, registration or permit would not reasonably be expected to have a Material Adverse Effect on the Company. All such material licenses, approvals, consents, registrations and permits are valid and in full force and effect.

4.19        Equipment and Other Tangible Personal Property. The Company or one of its Subsidiaries owns and has good and valid title to all equipment and other tangible personal property purported to be owned or leased by the Company Group or reflected on the books of the Company Group as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to materially and adversely affect the ability of the Company or its Subsidiaries to operate their respective businesses in the ordinary course. Any such assets, equipment and other tangible personal property are in good operating condition and repair in all material respects (subject to normal wear-and-tear).

4.20        Real Property.

(a)           The Company Group does not own and has not at any time since October 31, 2014 owned any real property.

(b)           Schedule 4.20 contains a true and complete list of all Leased Real Property and the leases, subleases and occupancy agreements (together with any amendments thereto) pursuant to which such Leased Real Property is leased, subleased or licensed (the “Real Property Leases”). The Real Property Leases are in full force and effect, and the Company or one of its Subsidiaries has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject to the Remedies Exception and any Permitted Liens. Neither the Company nor any of its Subsidiaries has received any written notice of any breach or default under any Real Property Lease. None of the Company, any of its Subsidiaries or, to the knowledge of Seller, any other party to any Real Property Lease, is in breach or default of the applicable Real Property Lease, nor, to the knowledge of Seller, is there any event or circumstance that, with notice or lapse of time, or both, would constitute a default by any party to any Real Property Lease. All Leased Real Property (including, all buildings, structures, fixtures and building systems included therein) is in good operating condition and repair and is suitable for the conduct of the Business, in each case, in all material respects. Neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof. Except as set forth on Schedule 4.20, the consummation of the purchase and sale of the Company Interests and the other transactions contemplated hereby do not require the consent of any other party to any Real Property Lease, will not result in a material breach of or default under such Real Property Lease. Neither the Company nor any of its Subsidiaries owes any brokerage commission or finder’s fees with respect to any Real Property Lease.

4.21        Intellectual Property.

(a)           Schedule 4.21 lists the material Intellectual Property owned by the Company or any of its Subsidiaries as of the date of this Agreement or included in the Transferred Intellectual Property (the “Company IP”). The Company or one of its Subsidiaries is, or subject to the transaction contemplated in the IP Assignment Agreement, will be, the sole and exclusive owner of all right, title and interest in and to the Company IP, free and clear of all Liens. Except as set forth on Schedule 4.21, as provided pursuant to the Transition Services Agreement or as listed as an Excluded Asset, and subject to the transaction contemplated in the IP Assignment Agreement, to the knowledge of Seller, the Company or one of its Subsidiaries owns or has the right to use pursuant to a license, sublicense, agreement or permission, all Intellectual Property used in the operation of the business of the Company Group as currently conducted.

(b)           Except as set forth on Schedule 4.21, (i) the Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person (provided that the foregoing representation in this subsection (i) is made only to the knowledge of Seller with respect to patents), (ii) the Company and its Subsidiaries have not received from any Person in the past twelve months any written notice, charge, complaint, claim or other written assertion of any present, impending or threatened infringement or violation by or misappropriation of, or other conflict with, any Intellectual Property of any Person, and (iii) to the knowledge of Seller, none of the Company IP is infringed or misappropriated by any other Person.

(c)           The Company IP is not subject to (i) any outstanding judgment, injunction, order, decree or agreement, or (ii) any pending or, to the knowledge of Seller, threatened Action by others challenging the ownership or other rights, validity, enforceability, scope or use thereof by Seller and its Affiliates, including the Company Group.

(d)           The Company Group have implemented policies and procedures reasonably designed to establish and preserve the confidentiality and ownership of or exclusive rights in Intellectual Property created or developed by or on behalf of the Company or its Subsidiaries, including requiring all employees, consultants, agents and contractors of the Company Group who are or were involved in, or who have contributed to, the creation or development of any material Intellectual Property in the course of their service to the Company or its Subsidiaries to: (i) assign to the Company or its relevant Subsidiary all such Intellectual Property and, where applicable, acknowledge that works to which they contributed are “works made for hire,” and (ii) agree to maintain the confidentiality of any source code, proprietary know-how, trade secrets or other confidential Intellectual Property of the Company Group. No current or former director, officer, employee or consultant, has, as a result of his, her or its development, any right or interest in any Intellectual Property material to the conduct of the business of the Company Group as currently conducted.

(e)           The Company Group owns or has a valid right to access and use all material computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company Group as presently conducted and as proposed to be conducted in the future (the “Company IT Systems”). Except as set forth on Schedule 4.21, the Company IT Systems (i) are in satisfactory working order, substantially free from reproducible programming errors or defects, and are scalable to meet current and reasonably anticipated capacity; (ii) have reasonably appropriate security, back-ups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, or security breach occurring; and (iii) are configured and maintained in accordance with accepted business practices to minimize the effects of viruses and, to Seller’s knowledge, do not contain viruses or other malicious code, faults or other errors or effects that disrupt or adversely affect in any material respect their functionality.

(f)            Except as set forth on Schedule 4.21, provided pursuant to the Transition Services Agreement or listed as an Excluded Asset, immediately subsequent to the Closing Date, neither Seller nor any of its Affiliates (other than the Company Group) will own, license or has any right, title or interest in any Company IP, the Company IT Systems or any other material Intellectual Property currently used in the conduct of the Business of the Company Group.

(g)           Except as set forth on Schedule 4.21, the computer, information technology and data processing systems, owned by the Company or any of its Subsidiaries have not experienced any breakdowns or outages within the past twelve months.

(h)           Schedule 4.21 lists all Open Source Software used by the Company or any Subsidiary in the development of any of the Product Software, including the license under which such code was obtained and to which it is subject. No Product Software contains, incorporates or is derived from Open Source Software in a manner that would impose an open source obligation on the Product Software in any material respect. Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Persons of the source code for the Product Software.

This Section 4.21 provides the sole and exclusive representations and warranties of Seller in respect of intellectual property matters.

4.22        Environmental Matters. The Company and its Subsidiaries are and at all times since January 1, 2015 have been in compliance in all material respects with all Environmental Laws. The Company and its Subsidiaries hold and are in material compliance with, all material permits required under applicable Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company Group as currently conducted. There are no written claims or notices of violation pending against, issued to, or, to the knowledge of Seller, threatened against the Company or any of its Subsidiaries alleging violations of or liability under any Environmental Law. This Section 4.22 provides the sole and exclusive representations and warranties of Seller in respect of environmental matters, including any and all matters arising under Environmental Laws or relating to Hazardous Materials.

4.23        Absence of Changes.

(a)           Since December 31, 2017 to the date of this Agreement, there has not been any Material Adverse Effect on the Company.

(b)           Since the Balance Sheet Date to the date of this Agreement, (i) the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice and (ii) the Company and its Subsidiaries have not taken any of the actions restricted or prohibited by Section 6.1(a).

4.24        Affiliate Matters. Except (a) the Company Benefit Plans, (b) Contracts relating to labor and employment matters set forth on Schedule 4.13 and Schedule 4.14, (c) the Contracts listed in Schedule 4.12(a)(x) and (d) Contracts between or among the Company and any of its Subsidiaries, neither the Company nor any of its Subsidiaries is party to any Related Party Contract.

4.25        Data Privacy & Other Regulatory Considerations.

(a)           Each of the Company and its Subsidiaries is conducting its business in compliance in all material respects with applicable Sanctions Laws, Anti-Bribery Laws, and Anti-Money Laundering Laws. Since January 1, 2015, neither the Company nor any of its Subsidiaries has engaged in or is now engaged in any activity that would cause the Company or any Subsidiary to be in violation in any material respect of applicable Sanctions Laws, Anti-Bribery Laws, or Anti-Money Laundering Laws.

(b)           The Company and its Subsidiaries have, at all times since January 1, 2015, materially complied with applicable Data Privacy Requirements. “Data Privacy Requirements” shall mean, in relation to the Company or any of its Subsidiaries: (i) all applicable Laws relating to data protection, data privacy, the monitoring or interception of communications and/or data security, including but not limited to (as applicable) the General Data Protection Regulation (EU) 2016/679 (“GDPR”), the Data Protection Act 1998, the Privacy and Electronic Communications (EC Directive) Regulations 2003, and Part I of the Investigatory Powers Act 2016; and (ii) contractual and other legally binding commitments made by the Company or any of its Subsidiaries to any customer or any other Person in relation to data protection, data privacy, the monitoring or interception of communications, and/or data security that are enforceable under applicable Law.

(c)           With respect to all personal data collected by the Company and any of its Subsidiaries in the course of the operation of their businesses (including all “personal data,” “personal information,” “personally identifiable information,” “sensitive personal information,” or “special categories of personal information” or other data as defined using comparable terminology as defined in any applicable data protection or data privacy Law or imposed by other Data Privacy Requirements): (i) the Company and each of its Subsidiaries have taken commercially reasonable efforts to ensure that if they collect and process such data, such collection and processing is in accordance with the Data Privacy Requirements, and that such data is adequately protected (to the extent required by the Data Privacy Requirements) against loss and or unauthorized access, use, modification, or disclosure or other misuse; and (ii) other than as disclosed in Schedule 4.25 there has been no loss or unauthorized access, use, modification, or disclosure to or other misuse of such data since January 1, 2015. The Company and its Subsidiaries have taken commercially reasonable efforts to implement and follow in all material respects the policies and procedures consistent with standard industry practices for companies of a similar size and profile and designed to material comply with the Data Privacy Requirements.

(d)           Neither the Company nor any of its Subsidiaries has received: (i) any written complaint from a Governmental Authority, monetary penalty, enforcement or information notice (or related notice of intent), or any equivalent or similar notice relating to the Data Privacy Requirements; (ii) any written communication from any data protection or privacy authority with competent authority over the Company or its Subsidiaries’ data processing activities indicating that it is investigating an allegation that the Company or its Subsidiaries are in breach of applicable Data Privacy Requirements or that it is considering taking enforcement action under the same; or (iii) any written communication from any other person complaining about the Company’s or any of its Subsidiaries’ use of information about that person, any breach of the Data Privacy Requirements, or alleging loss or unauthorized improper access, use, modification, or disclosure or other misuse of personal data by the Company or any of its Subsidiaries.

(e)           To the knowledge of Seller, no material personal data breach (as defined in the GDPR) or other material incident involving unauthorized loss, disclosure, corruption, impairment or other prejudice to the security of any personal data or confidential or proprietary information in the possession or under the control of the Company has occurred since January 1, 2015.

(f)            To the extent necessary to comply with the Data Privacy Requirements, the Company and its Subsidiaries have in place (and have since May 25, 2018, had in place) a record, which is complete and accurate in all material respects, of each objection (including by exercise of opt-out) or consent received by the Company from any individual whose details are (or were at the relevant time) held in its contact and/or marketing databases with respect to the processing of personal data for direct marketing purposes and/or the sending of direct marketing communications, including a record of the scope and wording of that objection or consent and the supporting information provided to the relevant individual (the “Marketing Permissions”).

(g)           To the extent necessary to comply with Data Privacy Requirements, the Company and its Subsidiaries have at all times conducted their direct marketing activities in a way that is consistent with the Marketing Permissions in all material respects.

4.26        Entire Business; Sufficiency of Assets. Assuming Buyer (or one or more of its Affiliates) has the ability to provide to the Business all corporate-level services currently provided to the Business by Seller set forth on Schedule 4.26, the assets of the Company Group (following the consummation of the transactions contemplated by the IP Assignment Agreement), together with the full performance of Seller’s agreements hereunder (including the services to be provided under the Transition Services Agreement), are adequate to conduct the Business immediately following the Closing in all material respects as in substantially the same manner as has been conducted as of and in the twelve (12) months prior to the date hereof.

4.27        Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Seller Common Stock (the “Requisite Stockholder Approval”) is the only vote of holders of securities of Seller that is necessary to approve the transactions contemplated hereby.

4.28        Customers; Suppliers.

(a)           Schedule 4.28 sets forth a true, correct and complete list of the (i) twenty (20) largest customers and (ii) twenty (20) largest suppliers or vendors of each of the BoardEx and The Deal businesses of the Business (excluding vendors whose Contracts are listed as Excluded Assets or with respect to which the underlying services will be provided pursuant to the Transition Services Agreement), in each case, as of September 30, 2018, based on the metrics set forth in Schedule 4.28.

(b)           Since December 31, 2017, no such customer, supplier or vendor has notified the Company or any of its Subsidiaries that it intends to discontinue or materially and adversely change its relationship with the Company or any of its Subsidiaries.

4.29        Accounts Receivable. The accounts receivable reflected on the Balance Sheet and that, as of the date hereof, remain outstanding, and the accounts receivable arising after the Balance Sheet Date and to be included in the computation of Net Working Capital (a) have arisen from bona fide transactions entered into by the Company and its Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of business and (b) constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business and the Remedies Exception (it being understood, for the avoidance of doubt, that this Section 4.29 is not a guarantee of collection of accounts receivable). The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date and to be included in the computation of Net Working Capital, on the accounting records of the Company and its Subsidiaries, have been determined in accordance with GAAP consistently applied (subject to any normal year-end adjustments and to the absence of footnotes required by GAAP that, if presented, would not differ materially from those presented in the Annual Financial Statements).

4.30        No Additional Representation or Warranties. Except as provided in this Article IV, neither Seller nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or its Affiliates, directors, officers, employees, stockholders, partners, members or representatives. Notwithstanding anything contained in this Article IV or any other provision hereof, Seller further acknowledges and agrees that neither Buyer nor any of its Affiliates, nor any of its or their respective agents or representatives, has made, or is making, any representation or warranty whatsoever, express or implied (and Seller has not relied on any representation, warranty or statement of any kind by Buyer or any of its Affiliates or any of their respective agents or representatives), beyond those expressly given in Article V.

Article V

Representations and Warranties of Buyer

Except as set forth on the Schedules to this Agreement, Buyer represents and warrants to Seller as of the date of this Agreement and as of the Closing Date as follows:

5.1          Corporate Organization. Buyer has been duly incorporated and is validly existing as a public limited company incorporated under the laws of England and Wales and has all requisite power and authority to own or lease its properties and assets and to conduct its business as it is now being conducted. Buyer is duly licensed or qualified and (where applicable) in good standing as a foreign corporation in each jurisdiction in which the ownership or use of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Buyer.

5.2          Due Authorization. Buyer has all requisite power and authority to execute and deliver this Agreement (subject to the consents, approvals, authorizations and other requirements described in Section 5.5) and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Buyer, and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Buyer and (assuming this Agreement constitutes a legal, valid and binding obligation of Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against each of Buyer in accordance with its terms, subject to the Remedies Exception.

5.3          No Conflict. Except as set forth on Schedule 5.3, the execution and delivery of this Agreement by Buyer, the performance of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby do not and will not, as of the Closing, (a) violate any provision of, or result in the breach of, any applicable Law to which Buyer is subject or by which any property or asset of Buyer is bound, (b) conflict with the articles of association or other organizational documents, or any resolution adopted by the board of directors or the stockholders, of Buyer, or (c) violate any provision of or result in a breach of any material agreement, indenture or other instrument to which Buyer is a party or by which Buyer may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Buyer or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien under any such agreement, indenture or instrument, except to the extent that the occurrence of the foregoing items would not reasonably be expected to have a Material Adverse Effect on Buyer.

5.4          Litigation and Proceedings. There are no Actions pending before or by any Governmental Authority or, to the knowledge of Buyer, threatened, by or against Buyer which, if resolved adversely to Buyer, would reasonably be expected to have a Material Adverse Effect on Buyer. There are no outstanding Governmental Orders and no unsatisfied judgments, penalties, awards or open injunctions binding upon Buyer or any of its properties or assets which would reasonably be expected to have a Material Adverse Effect on Buyer.

5.5          Governmental Consents. Assuming the truth and completeness of the representations and warranties of Seller in Article IV, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Buyer with respect to its execution or delivery of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby, except for (a) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Laws; (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Material Adverse Effect on Buyer; and (c) as otherwise disclosed on Schedule 5.5.

5.6          Financial Ability. Buyer has, and will have at the Closing, cash on hand and/or undrawn amounts immediately available under existing credit facilities necessary to consummate the transactions contemplated by this Agreement, and to satisfy all of the obligations of Buyer under this Agreement, including (a) paying the Purchase Price at Closing, (b) effecting the repayment or payment, on behalf of the Company, of the Estimated Closing Date Funded Debt and the Estimated Closing Date Transaction Expenses as of the Closing Date and (c) paying all Buyer’s fees and expenses related to the transactions contemplated hereby. Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to impair or adversely affect such obligations in the foregoing clauses (a), (b) and (c) above.

5.7          Brokers’ Fees. Except fees described on Schedule 5.7 (which fees shall be the sole responsibility of Buyer), no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage fee, finder’s fee, financial advisor’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.

5.8          No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Buyer acknowledges and agrees that it, together with its advisors, has made its own investigation of the Company Group and is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company Group as conducted after the Closing, as contained in any materials provided by Seller or any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise. Notwithstanding anything contained in this Article V or any other provision hereof, Buyer further acknowledges and agrees that neither Seller nor any of its Affiliates, nor any of its or their respective agents or representatives, has made, or is making, any representation or warranty whatsoever, express or implied (and Buyer has not relied on any representation, warranty or statement of any kind by Seller or any of its Affiliates or any of their respective agents or representatives), beyond those expressly given in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Buyer or any of its Affiliates, agents or representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Buyer or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Seller, and no representation or warranty is made as to the accuracy or completeness of any such cost estimates, projections, predictions, information, documents, materials or management presentations, except as expressly set forth in this Agreement. Except as otherwise expressly set forth in this Agreement, Buyer understands and agrees that any inventory, equipment, vehicles, assets, properties and business of the Company Group are furnished “as is”, “where is” and subject to the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

5.9          Acquisition of Interests for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated hereby. Buyer confirms that Seller has made available to Buyer and its agents and representatives the opportunity to ask questions of the officers and management employees of the Company Group as well as access to the documents, information and records of the Company Group and to acquire additional information about the business and financial condition of the Company Group, and Buyer confirms that it has made an independent investigation, analysis and evaluation of the Company Group and their respective properties, assets, business, financial condition, documents, information and records. Buyer is acquiring the Company Interests for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Company Interests. Buyer understands and agrees that the Company Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

5.10        No Additional Representation or Warranties. Except as provided in this Article V, neither Buyer nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever, express or implied, to Seller or its Affiliates, directors, officers, employees, stockholders, partners, members or representatives and Buyer hereby disclaims any representation or warranty not contained in this Article V.

Article VI
Covenants of Seller

6.1          Conduct of Business.

(a)           From the date of this Agreement through the Closing, Seller shall, and shall cause the Company and its Subsidiaries to, except as would constitute a violation of applicable Law, as set forth on Schedule 6.1, as expressly contemplated by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (x) use its reasonable best efforts to operate the Business in the ordinary course and in accordance with past practice and (y) use commercially reasonable efforts, with respect to the Business, to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, vendors, regulators and others having business relationships with the Company and its Subsidiaries. Without limiting the generality of the foregoing, Seller shall cause any accounts of the Company Group denominated in pounds sterling to maintain Cash balances of no more than £1,000,000, in the aggregate. Without limiting the generality of the foregoing, except as would constitute a violation of applicable Law, as set forth on Schedule 6.1 or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), with respect to the Business and the Company Group, Seller shall not, and shall cause the Company and its Subsidiaries not to, except as otherwise contemplated by this Agreement:

(i)          (A) change or amend the certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, except as otherwise required by Law, (B) authorize for issuance, issue, grant, sell, redeem, deliver, dispose of, pledge or otherwise encumber any equity securities of the Company or any of its Subsidiaries (including the Company Interests) or (C) effect any liquidation, dissolution, reorganization, recapitalization, reclassification, stock split or like change in the capitalization of any member of the Company Group;

(ii)         (A) except for dividends or distributions of Cash paid in full prior to the Closing (and provided, in such case, that the following minimum levels of Cash remain in the applicable member of the Company Group: the Company ($1,000,000), MDL ($500,000), The Deal India Private Limited ($200,000) and BoardEx ($300,000)), make, pay, set aside or declare any dividend or distribution (except solely to the extent involving members of the Company Group), or (B) other than to effect the Cash balances described in Section 6.1(a), make, pay, set aside or declare any dividend or distribution solely among members of the Company Group to the extent any such divided or distribution would cause Cash held in USD immediately prior to such dividend or distribution to be held in GBP immediately following such dividend or distribution, or vice versa (provided that the actions set forth in this clause (B) shall be prohibited only if done solely for the purpose of benefitting from the exchange rate set forth in Section 1.2(i));

(iii)        make any capital expenditures or acquire or construct any fixed assets in excess of $100,000;

(iv)        except in the ordinary course of business, (A) renew on terms less favorable to the Company Group (including as to pricing), fail to renew (in the case of an auto-renewing Contract), materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on Schedule 4.12 or any material insurance policy listed on Schedule 4.17, (B) enter into any Contract (x) in an amount in excess of US$100,000, (y) having a term of longer than one year or (z) that if entered into prior to the date hereof would be required to be listed on Schedule 4.12 or (C) grant, release, relinquish or waive any material right under any such Contract;

(v)         sell, assign, transfer, convey, lease or otherwise dispose of, or exclusively license to a third party, any material assets or properties of any member of the Company Group;

(vi)        except (A) in the ordinary course of business consistent with past practice with respect to non-officer Business Employees, (B) as required by Law or (C) as required by the written terms of any existing Company Benefit Plan, make, grant, promise or enter into any agreement to provide any (I) severance or termination pay or (II) increase in the cash compensation of any Business Employee or Business Service Provider;

(vii)       hire, promote, change the title of, or terminate the employment of any Business Employee who is an officer;

(viii)      except as required by Law, adopt, enter into, terminate or amend any Benefit Plan (or any funding arrangement with respect to any Benefit Plan) with respect to any Business Employee or Business Service Provider;

(ix)        enter into any labor, collective bargaining or similar agreement with respect to Business Employees;

(x)         with respect to any Business Employee or Business Service Provider, make, grant, promise or enter into any agreement to provide any bonus, incentive, retention, change of control or other similar payment;

(xi)         with respect to any Business Employee or Business Service Provider, make, grant, promise or enter into any agreement to provide any equity or equity-based compensation;

(xii)        with respect to any Business Employee or Business Service Provider, except as required by the written terms of any existing Benefit Plan or applicable Law, fund or accelerate the vesting or payment of any compensation or benefits under any existing Benefit Plan;

(xiii)       (A) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof or (B) purchase or otherwise acquire (whether by merger or otherwise), or lease or license, any property or assets, in whole or in part, other than, in the case of (B) only, (1) de minimis personal property or assets or (2) in the ordinary course of business;

(xiv)      make any material loans or material advances of money to any Person (other than the Company and its Subsidiaries), except for advances to employees or officers of the Company or any of its Subsidiaries for expenses incurred in the ordinary course of business;

(xv)       (A) change any Tax election (other than the Tax election contemplated by Section 9.2(f)) or amend a material Tax Return, enter into any settlement of any material claim or assessment in respect of Taxes, apply for any extension of time to file any Tax Return or pay any Tax, extend or waive the limitation period applicable to any claim or assessment in respect of Taxes, or waive any entitlement to any Tax refund or credit, or (B) except as required or permitted by GAAP, make any change to any accounting principles, methods or practices;

(xvi)      make any material change to any of the working capital management practices of the Company Group, including with respect to Cash (except as permitted under subsection (ii) above), Current Assets and Current Liabilities, and materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable or delaying payments of Current Liabilities as compared to contractual terms;

(xvii)     waive, release, assign, settle or compromise any Action pending or threatened against any member of the Company Group or any of their respective directors or officers (A) in an amount in excess of US$50,000, individually, or US$250,000 in the aggregate, or (B) where the settlement of such Action would impose restrictions (other than de minimis restrictions provided that such de minimis restrictions do include non-compete or similar restrictions) on the operations of, or impose any material equitable relief on, any member of the Company Group;

(xviii)    commence any Action (other than any internal audit, examination, or formal investigation) by any member of the Company Group, except for (A) the collection of any payment owed to any member of the Company Group or (B) any Action in connection with the defense of an Action pending against any member of the Company Group;

(xix)       issue any note, bond, or other debt security in a material amount or create, incur, assume, or guarantee any material indebtedness for borrowed money or material capitalized lease obligation, in each case, outside the ordinary course of business; or

(xx)        enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 6.1.

6.2          Inspection. Subject to (i) applicable Law, (ii) confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time and (iii) Seller’s and/or its Affiliates’ obligations under applicable Data Privacy Requirements, and except for any information that is subject to attorney-client privilege from disclosure, Seller shall, and shall cause the Company and its Subsidiaries to, afford to Buyer and its Affiliates and its or their accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of Seller and its Subsidiaries, to their respective offices, properties, books, Contracts, commitments, Tax Returns, records, appropriate employees and personnel, agents, accountants, auditors, officers and other representatives of the Company and its Subsidiaries, and shall furnish as promptly as practicable such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries, in each case, as such representatives may reasonably request; provided, that (x) such investigation shall only be upon reasonable notice and shall be at Buyer’s sole cost and expense and (y) Buyer and its representatives shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions; and (z) Seller and its Subsidiaries may withhold any information relating to the sale process for the Business and information and analysis (including financial analysis) relating thereto. Seller shall have the right to have a representative present at all times during any such inspections, interviews and examinations. All information obtained by Buyer and its representatives shall be subject to the Confidentiality Agreement.

6.3          Stockholders’ Meetings. Subject to Section 6.4, Seller shall, as promptly as reasonably practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting upon the approval of the transactions contemplated hereby (the “Stockholders’ Meeting”), and Seller shall hold the Stockholders’ Meeting, provided that no such Stockholders’ Meeting shall be held prior to January 1, 2019. At such Stockholders’ Meeting, Seller shall recommend to its stockholders the approval of the transactions contemplated hereby (the “Seller Recommendation”); provided, however, that Seller shall not be obligated to recommend to its stockholders the approval of the transactions contemplated hereby at the Stockholders’ Meeting if the Board of Directors of Seller makes a Change of Recommendation. For the avoidance of doubt, this Agreement shall be submitted to the holders of Seller Common Stock notwithstanding any Change of Recommendation. The written consent of Buyer, which consent will not be unreasonably withheld, will be required to adjourn or postpone the Stockholders’ Meeting; provided, that, in the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Stockholder Approval, Seller will not adjourn or postpone the Stockholders’ Meeting unless Seller is advised by counsel that failure to do so would result in a breach of the U.S. federal securities Laws. If on the date of the Stockholders’ Meeting or any subsequent adjournment thereof pursuant to this Section 6.3, Seller has not received proxies representing a sufficient number of shares of Seller Common Stock to approve the transaction, Seller shall have the right to postpone or adjourn the Stockholders’ Meeting for purposes of soliciting additional proxies that, in Seller’s reasonable judgment, are necessary to obtain the Requisite Stockholder Approval.

6.4          No Solicitation of Competing Proposal.

(a)           From and after the date of this Agreement until the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 10.1, and except as otherwise provided for in this Section 6.4, Seller agrees that neither it nor any of its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal or the making of any proposal that would reasonably be expected to lead to a Competing Proposal, (ii) conduct or participate in any negotiations with, furnish any nonpublic information relating to the Business, the Company or any of its Subsidiaries, afford access to the business, properties, assets, books or records of the Business, the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Competing Proposal, (iii) engage in discussions with any person with respect to any Competing Proposal, (iv) approve or recommend any Competing Proposal or (v) enter into any letter of intent, term sheet, agreement in principle or similar document or any Contract, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, option agreement or similar agreement or commitment providing for or relating to any Competing Proposal, or any proposal or offer that would reasonably be expected to lead to a Competing Proposal (an “Alternative Acquisition Agreement”), or enter into any agreement or agreement in principle requiring Seller to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. Except as expressly permitted by this Section 6.4, the Board of Directors of Seller shall not effect a Change of Recommendation. Seller shall, and shall cause its Subsidiaries to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Competing Proposal and shall request that any third party (or its agents or advisors) in possession of non-public information in respect of the Business, the Company or any of its Subsidiaries that was furnished by or on behalf of Seller to return or destroy (and confirm destruction of) all such information, to the extent Seller is entitled to have such information returned or destroyed.

(b)           Notwithstanding the limitations set forth in Section 6.4(a), at any time prior to the receipt of the Requisite Stockholder Approval, but not after, if Seller receives a bona fide, unsolicited Competing Proposal in writing that a majority of the entire Board of Directors of Seller (i) determines in good faith after consultation with Seller’s outside legal and financial advisors constitutes, or could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below in, a Superior Proposal and (ii) resolves that the failure to furnish information or participate in discussions or negotiations with the person making such Competing Proposal would be a violation of its fiduciary duties under applicable Law, Seller may take the following actions: (x) furnish nonpublic information to the third party making such Competing Proposal, if, and only if, prior to so furnishing such information, Seller receives from the third party an executed confidentiality agreement having terms not less restrictive on such Person than the Confidentiality Agreement and (y) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that Seller shall provide written notice to Buyer of such Superior Proposal within 24 hours of receipt of such proposal and as promptly as reasonably practicable following Seller taking such actions as described in clauses (x) and (y) above, provide written notice to Buyer of the determination of the Board of Directors of Seller as provided for above.

(c)           Notwithstanding the limitations set forth in Section 6.4(a), at any time prior to the receipt of the Requisite Stockholder Approval, but not after, the Board of Directors of Seller may, on five Business Days prior written notice to Buyer (which notice includes the forms of agreements pursuant to which the Superior Proposal would be implemented) (the “Superior Proposal Notice Period”), make a Change of Recommendation if (i) Seller has otherwise complied with its obligations pursuant to this Section 6.4, (ii) a majority of the entire Board of Directors of Seller has concluded in good faith after consultation with Seller’s outside legal and financial advisors that the failure of the Board of Directors of Seller to change, qualify, withhold or withdraw the Seller Recommendation would be reasonably likely to be a violation of the directors’ fiduciary duties to the holders of Seller Common Stock under applicable Law, (iii) Seller shall have offered to negotiate in good faith with Buyer during the Superior Proposal Notice Period, any adjustments in the terms and conditions of this Agreement proposed by Buyer so that the Competing Proposal ceases to constitute a Superior Proposal, if Seller in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least three Business Days remains in the Superior Proposal Notice Period subsequent to the time the Company notifies Seller of any such material revision (it being understood that there may be multiple extensions)) and (iv) a majority of the entire Board of Directors of Seller shall have resolved, after taking into account the results of such discussions and proposals by Buyer, if any, that the Competing Proposal remains a Superior Proposal.

(d)           Notwithstanding the limitations set forth in Section 6.4(a), if a majority of the entire Board of Directors of Seller has concluded after consultation with Seller’s outside legal and financial advisors that a Competing Proposal constitutes a Superior Proposal, and Seller has otherwise complied with its obligations pursuant to this Section 6.4, then the Board of Directors of Seller may cause Seller or any of its Subsidiaries to enter into a binding written agreement with respect to such Superior Proposal and terminate this Agreement in accordance with Section 10.1(e).

(e)           Nothing contained in this Agreement shall prohibit Seller or the Board of Directors of Seller from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of Seller has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be a violation of its fiduciary duties under applicable Law; provided, that disclosures under this Section 6.4(e) shall not be a basis, in themselves, for Buyer to terminate this Agreement so long as the Board of Directors of Seller expressly, and without qualification, reaffirms the Seller Recommendation.

(f)            Seller agrees that it will promptly (and in any event within 48 hours of receipt) notify Buyer if any proposals, offers or requests for nonpublic information or access to the properties, books or records of any member of the Company Group with respect to a Competing Proposal are received by it or any of its representatives and shall indicate, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter Seller shall keep Buyer informed, on a reasonably prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

6.5          Elimination of Intercompany Items. Effective as of the Closing, Seller shall, and shall cause its Subsidiaries to, (i) settle all outstanding rights, liabilities and other obligations (including with respect to the payment of any outstanding payables and receivables) under, and thereafter terminate and eliminate all Related Party Contracts and other obligations (including all licenses under or to any Intellectual Property, except for licenses granted under the Transition Services Agreement) between a member of the Company Group, on the one hand, and Seller and any of its Subsidiaries (other than the Company Group), on the other hand (“Related Party Obligations”), except (a) for the arrangements described on Schedule 6.5 and (b) to the extent expressly provided for herein, and (ii) deliver to Buyer evidence of the termination of such Related Party Contracts and Related Party Obligations in form and substance reasonably acceptable to Buyer (all such terminations of which shall contain a release of claims with respect thereto in favor of the Company Group and their respective Affiliates), it being understood and agreed that from and after Closing no member of the Company Group shall have any ongoing liabilities or obligations of any nature whatsoever with respect to such Related Party Contracts and Related Party Obligations. The foregoing shall not apply to any Contracts or other obligations or arrangements between a third party, on the one hand, and one or more of Seller and any of its Affiliates, on the other hand, such as enterprise-wide licenses or similar arrangements.

6.6          Business Assets. Except as otherwise provided herein, prior to the Closing, Seller shall take or cause to be taken, such action as is necessary or appropriate to (a) transfer, assign or convey to the applicable member of the Company Group any Business Assets owned or held by Seller or any of its Affiliates (other than the Company Group) and to (b) transfer, assign or convey to Seller or any of its Affiliates (other than the Company Group) any Excluded Assets owned or held by a member of the Company Group. Seller shall (i) be responsible for all costs and expenses arising out of or related to any such action, (ii) consult in good faith with Buyer and its representatives in connection with any such action, (iii) make any material changes reasonably requested by Buyer and its representatives in connection with any such action prior to implementing the same and (iv) keep Buyer reasonably informed with respect to the status of any such action. For the avoidance of doubt, Seller shall not convey, and Buyer shall not purchase, any of Seller’s (or any of its Affiliates’) right, title or interest in any Excluded Asset pursuant to this Agreement or any of the transactions contemplated herein. Additionally, Seller hereby agrees to affirmatively abandon and to not use the trademark listed on Schedule 6.6 (“Abandoned Trademark”) following the Closing, and Buyer understands and agrees that neither Buyer nor any of its Affiliates (including, following the Closing, the Company Group) shall acquire or have any rights to the ownership or use of the Abandoned Trademark.

6.7          Notice of Certain Events. Seller shall give prompt notice to Buyer of (a) any notice or other communication from any third party alleging that the consent of such third party is required in connection with the transactions contemplated hereby (to the extent that the failure to obtain such approval would reasonably be expected to materially interfere with, prevent or materially delay the consummation of the transactions contemplated hereby), (b) any Actions commenced or, to the knowledge of Seller, threatened, against Seller or any member of the Company Group, as applicable, that are related to this Agreement or the transactions contemplated hereby (to the extent that such Action would reasonably be expected to materially interfere with, prevent or materially delay the consummation of the transactions contemplated hereby) or (c) any effect, event, occurrence, circumstance or change that, to the knowledge of Seller, would constitute a breach of any representation or warranty or covenant of Seller contained in this Agreement that would reasonably be expected to cause any of the conditions set forth in Section 9.2(a) or Section 9.2(b) not to be satisfied. In no event shall (i) the delivery of any notice by Seller pursuant to this Section 6.7 limit or otherwise affect the rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or (ii) the disclosure by Seller be deemed to amend or supplement the Schedules to this Agreement or constitute an exception to any representation or warranty.

6.8          Confidentiality. For a period of three years from the Closing Date, in respect of confidential information relating to the Company Group and the Business, or for such longer period required under applicable Law or pursuant to any Contract in effect as of the Closing, and indefinitely with respect to trade secrets owned by the Company Group or used exclusively by the Business, Seller shall, and shall cause its Subsidiaries and its and their respective representatives to hold in confidence all confidential information concerning the Company Group and the Business, except to the extent that (i) any such information is or becomes generally available to the public other than through the fault of Seller or its Subsidiaries or representatives in breach of this Section, (ii) any such information is required by applicable Law, a Governmental Authority or the rules of any applicable stock exchange to be disclosed (including any report, statement, testimony or other submission to such Governmental Authority), (iii) any such information was or becomes available to Seller or its Subsidiaries or representatives on a non-confidential basis and from a source (other than a party to this Agreement or any Affiliate or representative of such party) that is not, to the knowledge of such party, bound by an obligation of confidentiality with respect to such information. If Seller or its Subsidiaries are required to disclose any such information pursuant to clause (ii) hereof, Seller or its Subsidiaries, as applicable, shall, to the extent reasonably practicable and permitted by applicable Law, notify Buyer prior to such disclosure and shall disclose only that portion of such information which Seller or its Subsidiaries, as applicable, is advised by counsel is legally required to be disclosed; provided that Seller or its Subsidiaries, as applicable, shall use commercially reasonable efforts, at Buyer’s cost, to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be afforded such information. Nothing in this Section shall affect, limit or restrict the rights and obligations of either Seller or any of its Subsidiaries under this Agreement or any of the other agreements contemplated herein. The Confidentiality Agreement shall terminate as of the Closing.

6.9          Intellectual Property. Prior to the Closing, Seller shall use commercially reasonable efforts to obtain from all Persons set forth on Schedule 6.9 executed agreements to assign to the Company or its relevant Subsidiary all rights in Intellectual Property created or developed by such Persons on behalf of, or for use in or by, the Business and, where applicable, acknowledge that works to which they contributed are “works made for hire.”

6.10        Employee Bonuses. To the extent not paid in full prior to Closing, Seller shall be responsible for the payment of any remaining portion of Business Employee performance bonuses in respect of fiscal year 2018 in accordance with the terms of the relevant Seller Benefit Plan.

6.11        IT Security Obligations. Seller shall (a) use commercially reasonable efforts to Resolve all IT Items set forth on Schedule 6.11 by the date specified adjacent to each IT Item, to the extent such date is prior to Closing, and (b) use commercially reasonable efforts to commence, prior to Closing, Resolution of the IT Items with Resolution dates falling after the Closing to the extent reasonably necessary to achieve Resolution by the specified date. Seller shall (i) consult in good faith with Buyer and its representatives in connection with any such Resolution, (ii) consider in good faith any material changes reasonably requested by Buyer and its representatives in connection with any such Resolution prior to implementing the same and (iii) keep Buyer reasonably informed on a no less than weekly basis with respect to the status and expected timing for completion of any such Resolution. Notwithstanding the foregoing, Buyer and Seller acknowledge and agree that nothing in this Section 6.11 shall be deemed to modify or limit in any respect Seller’s representations and warranties under Article IV. In the event that the transaction contemplated by this Agreement does not proceed to Closing as a result of a failure to obtain the Requisite Stockholder Approval, Buyer shall promptly reimburse Seller in an amount up to $20,000, for its labor and other costs incurred in connection with the implementation of IT Items 6, 7, 8 and 19 on Schedule 6.11.

Article VII
Covenants of Buyer

7.1          Indemnification and Insurance.

(a)           From and after the Closing, Buyer agrees that it shall cause the Company and any applicable Subsidiary of the Company to indemnify and hold harmless each present and former director, manager and officer of the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred in such Person’s capacity as a director, manager or officer of the Company or any of its Subsidiaries, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that any of the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective limited liability company agreement, certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Buyer shall cause the Company and each of its Subsidiaries, for a period of not less than six years from the Closing, (i) to maintain provisions in its limited liability company agreement, certificate of incorporation, bylaws or other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, managers and directors that are no less favorable to those Persons than the provisions of the limited liability company agreements, the certificates of incorporation, bylaws or other organizational documents of any of the Company and its Subsidiaries, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)           For a period of six years from the Closing, Buyer shall cause the Company and its Subsidiaries to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Buyer or the Company or its Subsidiaries may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing a prepaid, non-cancelable six-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to matters existing or occurring at or prior to the Closing and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.1 shall be continued in respect of such claim until the final disposition thereof; and provided further that in no event shall the Company or its Subsidiaries be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance, which amount is set forth in Schedule 7.1(b).

(c)           The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Person entitled to indemnification under this Section 7.1 (an “Indemnified Person”) may at any time be entitled. No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent or subsequent assertion of any other right or remedy. Buyer hereby acknowledges that the Indemnified Persons have or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons.

(d)           Notwithstanding anything contained in this Agreement to the contrary, this Section 7.1 shall survive the Closing and shall be binding on all successors and assigns of the applicable member of the Company Group. In the event that the applicable member of the Company Group or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such member of the Company Group, as the case may be, shall succeed to the obligations set forth in this Section 7.1.

(e)           Buyer shall cause the Company and its Subsidiaries to honor each of the covenants in this Section 7.1.

7.2          Employment Matters.

(a)           Seller shall, (i) with respect to each Business Employee who, as of immediately prior to the Closing Date, is an employee of Seller or a Subsidiary of Seller, but not employed by the Company or a Subsidiary of the Company, transfer the employment of such employee to the Company or a Subsidiary of the Company or, as instructed by Buyer, to Buyer or an affiliate of Buyer effective immediately prior to the Closing Date, including the valid transfer of employment agreements, agreements containing restrictive covenants, and other Contracts with such employees such that such agreements and Contracts shall be fully enforceable by the Company and/or its Subsidiaries; (ii) with respect to any individual not identified as a Business Employee on Schedule 1.1(c) who is employed by the Company or a Subsidiary of the Company, but who does not perform services exclusively for the Business, terminate the employment of such employee or transfer the employment of such employee to Seller or its Subsidiaries (other than a member of the Company Group) effective immediately prior to the Closing Date and pay any severance or similar obligations in respect of any such termination or transfer; and (iii) take such action as necessary with respect to any non-employee Business Service Provider listed on Schedule 7.2(a)(iii), to assign any Contract entered into by such Business Service Provider with Seller or any of its Subsidiaries (other than the Company Group) to the Company or a Subsidiary of the Company immediately prior to the Closing Date (each such Contract being listed on Schedule 7.2(a)(iii)), such that such Contracts shall be fully enforceable by the Company and/or its Subsidiaries.

(b)           With effect as of the Closing Date, after taking into account the provisions of Section 7.2(a), Buyer shall or shall cause the Company and its Subsidiaries to maintain for Business Employees who are employed by Buyer or the Company or any of their respective Subsidiaries immediately following the Closing Date (“Continuing Employees”) for the twelve months immediately following the Closing Date, (i) at least the same base salary or wage rate and, until December 31, 2019, the same annual cash incentive opportunities as those provided to the Continuing Employees immediately prior to the Closing and (ii) employee benefits (excluding defined benefit pension, retiree medical, equity or equity-based, long-term incentive, deferred compensation, retention, change of control, and other similar compensation, pay or benefits) which are substantially comparable in the aggregate to those provided to similarly situated employees of Buyer and its Subsidiaries (other than Continuing Employees) from time to time. No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit Buyer or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee.

(c)           From and after the Closing, Buyer shall give or cause to be given to each Continuing Employee full credit for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies and vesting under any employee benefit plans or arrangements, and for purposes of determining benefit accrual under any vacation plans and severance plans provided, sponsored, maintained or contributed to by Buyer or any of its Subsidiaries for such Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries as of immediately prior to the Closing Date, except to the extent such credit would result in the duplication of benefits for the same period of service or where such service was not credited under the analogous Benefit Plan prior to the Closing Date.

(d)           Buyer shall (i) waive or cause to be waived for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Buyer or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and its Subsidiaries, and (ii) give full credit under the welfare plans of Buyer and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer, in each case, to the extent permitted by Law and the terms of the welfare plans of Buyer and its Subsidiaries.

(e)           Seller shall indemnify and hold harmless the Buyer and its Affiliates with respect to any liability under the WARN Act or similar foreign, state, or local layoff notice law or statute with respect to current or former Business Employees arising from the actions of Seller or any of its Affiliates prior to the Closing Date.

(f)            Buyer understands and agrees that the agreements set forth in Schedule 7.2(f) (the “Severance Agreements”), only to the extent relating to a Continuing Employee, will be assigned by Seller to the Company or one of its Subsidiaries at or prior to the Closing, and Buyer shall and shall cause the Company Group to be responsible for and honor the obligations set forth therein.

(g)           As of immediately prior to the Closing, Seller shall, or shall cause its Subsidiaries to, fully vest each Business Employee in (i) his or her account balance under any Benefit Plan that has a cash or deferred arrangement (e.g., any defined contribution plan) (including with respect to all employer contributions) and (ii) his or her interest under any Benefit Plan that is a non-qualified deferred compensation plan, in each case, effective as of the Closing Date.

(h)           As of immediately prior to the Closing, the employment of each Business Employee who is not an employee of the Company Group and who is on an approved leave of absence or on short-term or long-term disability, in each case, as of the Closing (an “Inactive Employee”) shall remain with Seller or one of its Subsidiaries (other than the Company Group). In the event that any Inactive Employee returns to active employment within six (6) months immediately following the Closing Date (or such longer period as required by applicable Law), Buyer shall, or shall cause its Affiliates (including the Company Group) to, offer employment to such Inactive Employee commencing on the date on which such Inactive Employee is first released to return to active employment and if such Inactive Employee accepts the offer of employment from Buyer or its Affiliates, as applicable, such Inactive Employee shall be considered a Business Employee for purposes of this Section 7.2 as of the date such employee commences employment with Buyer or its Affiliates. For the avoidance of doubt, Seller shall be responsible for all obligations, claims and liabilities with respect to each Inactive Employee arising prior to the date on which such Inactive Employee becomes employed by Buyer or its Affiliates hereunder (including, for the avoidance of doubt, any amounts payable in respect of an Inactive Employee under any Benefit Plan as a result of any obligations, claims and liabilities arising prior to such date and any amounts payable in respect of such Inactive Employee’s termination of employment with Seller and its Subsidiaries).

(i)            Seller and its Affiliates shall indemnify and hold harmless Buyer and its Affiliates (including the Company and its Subsidiaries after the Closing Date) from and against all Losses arising from or relating to a Seller Benefit Plan. For purposes of this Section 7.2(i), “Seller Benefit Plan” shall not include the plans lists on Schedule 7.2(i).

(j)            Seller acknowledges that it shall honor its obligations under the Transaction Bonus Agreements.

(k)           Nothing in this Section 7.2 shall (i) be construed as an amendment or other modification of any Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Agreement or (iii) limit the right of Buyer or its Subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan in accordance with the terms thereof.

7.3          Contact with Employees, Customers and Suppliers. Until the Closing Date, Buyer shall not, and shall cause its representatives not to, contact or communicate with the employees (other than the appropriate officers, employees and personnel of the Company and its Subsidiaries pursuant to Section 6.2), customers, potential customers, suppliers, distributors or licensors of the Company or its Subsidiaries, or any other Persons having a business relationship with the Company or its Subsidiaries, concerning the transactions contemplated hereby without the prior written consent of Seller.

7.4          Retention of Books and Records. Buyer shall cause the Company and its Subsidiaries to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company and its Subsidiaries in existence at the Closing that are required to be retained under current retention policies for a period of three years from the Closing Date (or, with respect to Tax Returns and other material financial and tax-related books and records, seven years from the Closing Date), and to make the same available after the Closing for inspection and copying by Seller or its representatives for legitimate tax or business purposes at Seller’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice.

7.5          Use of Seller Marks and Logos. Nothing in this Agreement gives Buyer or its Affiliates (including, following the Closing, the Company Group) any rights to the ownership or use of the Seller Marks and Logos.

7.6          Data Protection. Buyer and its Affiliates (including, following the Closing, the Company Group) shall comply at all times with the DCIA.

7.7          Special Policy. Buyer may obtain a buyer-side representation and warranty insurance policy from an insurance provider (the “Special Policy”). All fees, costs, expenses and premiums payable to the insurer or the insurance broker under the Special Policy shall be borne by Buyer.

Article VIII
Joint Covenants

8.1          Support of Transaction. Without limiting any covenant contained in Article VI, Article VII or Article VIII, Buyer and Seller shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Buyer, Seller, or their respective Affiliates are required to obtain in order to consummate the transactions contemplated by this Agreement, and (c) promptly take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transaction contemplated hereby as soon as practicable (but in any event prior to the Termination Date). Except as otherwise specifically provided herein, any expense or fee or grant of any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the transactions contemplated by this Agreement shall be borne and paid fifty percent (50%) by Seller and fifty percent (50%) by Buyer. Buyer furthermore shall use its reasonable best efforts (including by substituting an equivalent guaranty and/or a letter of credit of Buyer or an Affiliate thereof) to cooperate with Seller to obtain as soon as practicable following the date hereof (and to be effective from and following the Closing) the full and irrevocable release of Seller from all of its liabilities and obligations under and with respect to the Lease Guaranty with respect to matters first arising or occurring after the Closing, subject to the term of, and only to the extent contemplated by, the Lease Guaranty; provided, however, that notwithstanding the foregoing or any other provision contained in this Agreement to the contrary, (a) such release of Seller with respect to the Lease Guaranty shall not be a condition of Seller’s obligation to consummate the Closing, and (b) in the event such release of Seller is not obtained prior to the Closing, Buyer shall, from and after the Closing, indemnify Seller with respect to Damages that Seller may incur or suffer directly in respect of a claim by the landlord under the Lease Guaranty which is caused by a breach or default under the Wisconsin Lease first arising or occurring after the Closing Date as a direct result of the actions of Buyer or an Affiliate thereof (including a member of the Company Group).

8.2          Further Assurances. Each party hereto agrees that, from time to time after the Closing Date, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and to give effect to the transactions contemplated by this Agreement. From and after Closing, if either Buyer or Seller becomes aware that any of the Business Assets has not been transferred, directly or indirectly, to Buyer or its Affiliates (including a member of the Company Group) or that any of the Excluded Assets has been transferred, directly or indirectly, to Buyer or its Affiliates, it shall promptly notify the other and the parties hereto shall, as soon as reasonably practicable, ensure that such property is transferred, at Seller’s expense and with any necessary prior third-party consent or approval, to: (a) Buyer, in the case of any Business Asset which was not transferred to Buyer or its Affiliates at Closing; or (b) Seller, in the case of any Excluded Asset which was transferred to Buyer or its Affiliates at Closing. Additionally, for a period of six months from and after the Closing, if Buyer identifies one or more material assets or any Contract with a supplier or vendor having annual consideration of less than $25,000, in each case, retained by Seller or a Subsidiary thereof (outside of the Company Group) that was primarily used by the Business prior to Closing and that Buyer believes in good faith should have been included as a Business Asset (each, an “Omitted Asset”), then Buyer shall promptly notify Seller thereof in writing. Following such notification, senior officers of Seller and Buyer shall promptly meet to negotiate in good faith whether or not such Omitted Asset should be transferred to the Company Group and shall use commercially reasonable efforts to resolve such dispute within ten Business Days of the matter being submitted to them. If, at the end of such time, the senior officers are unable to resolve the dispute amicably, then nothing in this Section 8.2 shall prevent a party from seeking to adjudicate this dispute pursuant to Section 11.14 hereof. Promptly following any agreement by the parties as to an Omitted Asset or the resolution of any dispute with respect to an Omitted Asset, if such agreement or resolution provides for the transfer of the relevant Omitted Asset to a member of the Company Group, then Seller shall (or shall cause its relevant Subsidiary to, as applicable) use commercially reasonable efforts to promptly transfer, or cause to be transferred, at Seller’s sole cost and expense, the applicable Omitted Asset to a member of the Company Group. Notwithstanding the foregoing, in no event shall an Excluded Asset or any asset the benefit of which is or was provided pursuant to the Transition Services Agreement constitute an Omitted Asset.

8.3          Tax Matters.

(a)           Buyer and Seller shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns and the conduct of any Action regarding Taxes of, or with respect to, the Company or any other member of the Company Group. Such cooperation shall include (upon the other party’s request) the provision of, and ability to inspect and copy, books and records and information reasonably relevant to any such Tax Return or Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b)           Without the prior written consent of Seller, which consent will not be unreasonably withheld, delayed or conditioned, Buyer shall not, and from and after the Closing shall cause the Company Group not to, (i)  amend any Tax Return of any member of the Company Group for any taxable period (or portion thereof) that ends on or before or includes the Closing Date, (ii) make any Tax election relating to any taxable period (or portion thereof) that ends on or before or includes the Closing Date, except that Buyer shall be permitted to make elections under Section  38(g) of the Code (and any similar provision of state, local or foreign Law) with respect to any Subsidiary of the Company treated as a foreign corporation for U.S. federal income tax purposes, or (iii) make any voluntary disclosure, amnesty or similar filing relating to any taxable period (or portion thereof) that ends on or before or includes the Closing Date.

(c)           Tax Returns.

(i)          Seller shall (A) cause the Company and the other members of the Company Group to prepare and file all Tax Returns of the Company and the other members of the Company Group for taxable periods ending on or before the Closing Date (“Pre-Closing Tax Periods”) that are due on or before the Closing Date (including applicable extensions) and (B) pay, prior to the Closing Date, all Taxes shown as due on such Tax Returns. In addition, for the avoidance of doubt, Seller shall prepare or cause to be prepared all Tax Returns of Company Consolidated Tax Groups the parent of which is Seller or an Affiliate of Seller (other than a member of the Company Group).

(ii)         Buyer shall cause the Company and the other members of the Company Group to prepare and file all Tax Returns of the Company and the other members of the Company Group that are not described in Section 8.3(c)(i) and are for (i) Pre-Closing Tax Periods due after the Closing Date, or (ii) taxable periods that include but do not end on the Closing Date (“Straddle Periods”). Such Tax Returns shall be prepared in a manner consistent with the past practice of the Company and the other members of the Company Group, except as otherwise required by Law. Buyer will provide a copy of such Tax Return to Seller for its review and comment at least ten Business Days prior to filing and shall reasonably and in good faith consider such revisions to such Tax Returns as are requested by Seller.

(iii)        For purposes of this Section 8.3, in the case of any Taxes that are imposed for a Straddle Period, the portion of such Tax allocable to the portion of such Tax period ending on (and including) the Closing Date shall (x) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any gross receipts, sales or use Tax and any Tax based upon or related to income, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date. For purposes of determining the amount of Taxes allocable to the portion of a Straddle Period that ends on (and includes) the Closing Date, when calculating the portion of any Tax arising under Section 951 or 951A of the Code or any Tax imposed with respect to income or gains of any Subsidiary of the Company which is fiscally transparent for Tax purposes, the taxable period of the applicable controlled foreign corporation or fiscally transparent entity shall be deemed to end on the Closing Date using a “closing of the books” method.

(iv)        Without limiting the foregoing, Seller and Buyer shall, and shall cause their Affiliates to, file their Tax Returns as follows: (1) Seller shall include in its taxable income all amounts received on or before the Closing Date with respect to any deferred revenue liability (a “Deferred Revenue Liability”) of the Company or any of the Company’s Subsidiaries that is treated as a disregarded entity for U.S. federal income tax purposes; and (2) the parties agree to treat, and to cause their Affiliates to treat, any such Deferred Revenue Liability for U.S. income tax purposes in a manner that will provide Buyer the opportunity to increase its tax basis in the acquired (or deemed acquired) assets of the Company or such Subsidiary as Buyer fulfills (or causes to be fulfilled) the underlying obligation associated with any such Deferred Revenue Liability.

(d)           Transfer Taxes. All Transfer Taxes shall be borne and paid fifty percent (50%) by Seller and fifty percent (50%) by Buyer. Buyer shall prepare and timely file all Tax Returns required to be filed in respect of Transfer Taxes, and, if required by applicable Law, Seller shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Each party hereto shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes and to cooperate in the preparation, execution and filing of all Tax Returns and other documents required in connection with such Transfer Taxes.

(e)           Seller shall not be entitled to any funds currently held in escrow with respect to India tax liabilities of the Company Group, which shall remain the property of the Company Group following the consummation of the transactions contemplated by this Agreement (subject to any related Tax liabilities, which shall likewise remain the responsibility of the Company Group following the consummation of the transactions contemplated by this Agreement, and any obligation under the applicable escrow agreement to release any portion of such escrow to the former shareholders of MDL).

(f)            Tax Indemnity.

(i)          From and after the Closing Date, Seller shall indemnify and hold harmless Buyer and its Affiliates (including for avoidance of doubt, the Company and its Subsidiaries) (the “Buyer Tax Indemnitees”) from and against the matters set forth in Schedule 8.3(f) (being referred to herein as a “Tax Loss”). Notwithstanding anything to the contrary in this Agreement, this Section 8.3(f) shall be the sole provision of this Agreement providing indemnification in respect of Tax matters.

(ii)         Following the Closing, Buyer shall have the sole right to control, defend, settle, compromise or contest any Tax inquiry relating to any Tax Loss (a “Tax Loss Inquiry”), provided, however, that if Seller would be required to indemnify the Buyer Tax Indemnitees for any Tax Losses, (A) Buyer shall promptly notify Seller of the commencement of any Tax Loss Inquiry (such notice to Seller, a “Tax Loss Notice”), (B) Seller, at the sole expense of Seller, shall have the right to participate in any such Tax Loss Inquiry, and (C) Buyer shall not settle, consent to, compromise or resolve such Tax Loss Inquiry without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed). Buyer shall not initiate discussions with or otherwise affirmatively approach or otherwise contact the relevant Tax authority with respect to any potential Tax Loss. Buyer shall take commercially reasonable steps to mitigate any Tax Losses arising out of any Tax Loss Inquiry.

(iii)        The amount of indemnification to which a Buyer Tax Indemnitee shall be entitled under this Section 8.3(f) shall be determined (A) by written agreement between Buyer and Seller or (B) by a final judgment, order or decree of any court of competent jurisdiction. The judgment, order or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. Any amount determined to be payable to a Buyer Tax Indemnitee for a Tax Loss pursuant to this Section 8.3(f) shall be satisfied solely from the Tax Escrow Funds.

(iv)        The funds that comprise the Tax Escrow Amount, at any given time, shall be the sole and exclusive source of recovery with respect to any Tax Loss, and no Buyer Tax Indemnitee shall have any recourse directly to Seller for any such Tax Losses, it being understood and agreed that when the Tax Escrow Funds are exhausted or otherwise released from the Tax Escrow Account pursuant to the terms hereof and the terms of the Escrow Agreement, the right of the Buyer Tax Indemnitees to be indemnified for any Tax Losses shall terminate.

(v)         The Tax Escrow Funds shall be released to Seller or its designee on the first Business Day following January 31, 2020; provided, however, that if any claim for Tax Losses pursuant to this Section 8.3(f) shall have been asserted in writing by the applicable Tax authority and shall have been properly asserted by a Buyer Indemnitee in accordance with this Agreement pursuant to the delivery of a Tax Loss Notice on or prior to January 31, 2020 and shall remain pending on such date (any such claim, a “Pending Tax Loss Claim”), (A) the Tax Escrow Funds released to Seller or its designee shall be the amount of Tax Escrow Funds then held by the Escrow Agent, minus the aggregate amount of such Pending Tax Loss Claim, and (B) any Tax Escrow Funds that remain in the Tax Escrow Account following January 31, 2020 in respect of a Pending Tax Loss Claim shall be released to Seller or its designee promptly upon resolution or (if applicable) satisfaction of such Pending Tax Loss Claim. Except in the event of a Pending Tax Loss Claim, the right of the Buyer Tax Indemnitees to be indemnified for any Tax Loss shall expire on January 31, 2020.

(vi)        In each case in which this Section 8.3(f) provides for the payment or release of Tax Escrow Funds, each of Buyer and Seller shall promptly submit joint written instructions to the Escrow Agent instructing the escrow agent to distribute the Tax Escrow Funds in accordance with this Section 8.3(f) and the Escrow Agreement.

(vii)       All amounts paid with respect to Tax Losses under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Purchase Price, except as otherwise required by Law.

(g)          All refunds (or credits against Taxes otherwise currently due) of Taxes (including for the avoidance of doubt any refunds or credit of interest, penalties or other payments made with respect thereto) attributable to the currently ongoing New York State sales and use Tax audit or examination of the Company Group shall be for the benefit of Seller. Buyer shall promptly pay over an amount equal to such refund or credit (net of any Taxes in respect of the accrual or receipt of such refund or credit or the making of the payment required under this sentence) to Seller. Buyer (and its Affiliates) shall reasonably diligently pursue and conduct such refund, utilizing to the extent reasonable the legacy team of BDO USA LLP at Seller’s expense, and shall consult in good faith with Seller in connection with the conduct of such audit or examination to the extent reasonably requested by Seller from time to time. Notwithstanding the foregoing, the aggregate amount of such Tax refunds or credits (including interest, penalties and other payments made with respect thereto) shall in no event exceed $300,000.

8.4          Proxy Statement.

(a)           Covenants of Seller with Respect to the Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (but in any event within 15 Business Days of the date hereof), Seller shall prepare and shall cause to be filed with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) relating to the Stockholders’ Meeting to be held to consider the approval of the transactions contemplated hereby. Subject to Seller’s right to effect a Change of Recommendation as set forth in Section 6.4, Seller shall include in the Proxy Statement the Seller Recommendation. Seller acknowledges and agrees that none of the information with respect to Seller or any of its Subsidiaries to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b)           Covenants of Buyer with Respect to the Proxy Statement. Buyer covenants and agrees that none of the information provided by it with respect to Buyer, any of its Subsidiaries or any financing to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           Cooperation with Respect to the Proxy Statement. Seller and Buyer shall cooperate and consult with each other in preparation of the Proxy Statement, and Seller shall provide Buyer with a reasonable opportunity for review and comment on the Proxy Statement (including each amendment or supplement thereto) and shall consider in good faith the views of Buyer in connection therewith. Without limiting the generality of the foregoing, Buyer shall furnish to Seller the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. Each of Seller and Buyer shall promptly (i) notify the other of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for amendments of, or supplements to, the Proxy Statement, and (ii) provide the other with copies of all filings made with the SEC and all correspondence between Seller and the SEC with respect to the Proxy Statement. Each of Seller and Buyer shall use its reasonable best efforts to resolve all comments from the SEC with respect to the Proxy Statement as promptly as practicable.

(d)           Mailing of Proxy Statement; Amendments. As promptly as reasonably practicable after the Proxy Statement has been cleared by the SEC, Seller shall mail the Proxy Statement to the holders of Seller Common Stock as of the record date established for the Stockholders’ Meeting. If at any time prior to the Stockholders’ Meeting any event or circumstance relating to Seller or Buyer or any of either Seller’s or Buyer’s Subsidiaries, or their respective officers or directors, should be discovered by Seller or Buyer, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the other. Each of Seller and Buyer agree to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading. All documents that each of Seller and Buyer is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement will comply as to form in all material respects with, and will be distributed to Seller’s stockholders in compliance with the applicable requirements of the Exchange Act.

8.5          Leased Real Property. With respect to the lease set forth on Schedule 8.5(a), the parties agree that notice of termination of such lease shall be provided to the landlord under such lease within two (2) Business Days following the Closing. The parties acknowledge that, in addition to the Leased Real Property, the Business currently uses real property leased by Seller pursuant to the leases set forth on Schedule 8.5(b), which will not be assigned, transferred or conveyed to Buyer.

Article IX
Conditions to Obligations

9.1          Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may be waived (where permissible under applicable Law) in writing by all of such parties:

(a)           There shall not be in force any Law or Governmental Order entered, promulgated, enforced or issued by any Governmental Authority or any other legal restraint or prohibition preventing, and no pending Action of any court or other Governmental Authority of competent jurisdiction seeking to prevent, enjoin or prohibit, the consummation of the transactions contemplated by this Agreement.

(b)           The Requisite Stockholder Approval shall have been obtained in accordance with applicable Law.

9.2          Conditions to Obligations of Buyer. The obligations of Buyer to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived (where permissible under applicable Law) in writing by Buyer:

(a)           (i) The representations and warranties of Seller set forth in Section 4.1 (Organization of the Company), Section 4.2 (Subsidiaries), Section 4.3 (Organization of Seller; Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time (except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date) and (ii) except as provided in (i), each of the representations and warranties of Seller contained in Article IV shall be true and correct (without giving effect to any limitation indicated by the words “Material Adverse Effect”, “in all material respects”, “material”, “materially” or other similar qualifiers) as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time (except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for any inaccuracy or omission that does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)           The covenants of Seller to be performed at or prior to the Closing shall have been performed in all material respects.

(c)           Seller shall have delivered to Buyer a certificate signed by an officer of Seller, dated the Closing Date, certifying that each of the conditions specified in Sections 9.2(a) and 9.2(b) have been fulfilled.

(d)           Since the date of this Agreement, there shall not have been a Material Adverse Effect of the Company.

(e)           Seller shall have made (or caused to be made) the deliveries set forth in Section 3.2.

(f)            Seller shall have, prior to December 31, 2018, caused BoardEx to file with the U.S. Internal Revenue Service a valid election under Treasury Regulation Section 301.7701-3(c) (on Internal Revenue Service Form 8832) to treat BoardEx as a disregarded entity for U.S. federal income tax purposes with an effective date that is before December 31, 2018.

9.3          Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (where permissible under applicable Law) in writing by Seller:

(a)           (i) The representations and warranties of Buyer set forth in Section 5.1 (Corporate Organization), Section 5.2 (Due Authorization) and Section 5.7 (Brokers’ Fees) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time (except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date) and (ii) except as provided in (i), each of the representations and warranties of Buyer contained in Article V shall be true and correct (without giving effect to any limitation indicated by the words “Material Adverse Effect”, “in all material respects”, “material”, “materially” or other similar qualifiers) as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time (except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for any inaccuracy or omission that does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

(b)           The covenants of Buyer to be performed at or prior to the Closing shall have been performed in all material respects.

(c)           Buyer shall have delivered to Seller a certificate signed by an officer of Buyer, dated the Closing Date, certifying that the conditions specified in Sections 9.3(a) and 9.3(b) have been fulfilled.

(d)           Buyer shall have made (or caused to be made) the deliveries set forth in Section 3.3.

Article X
Termination/Effectiveness

10.1        Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:

(a)           by written consent of Seller and Buyer;

(b)           by written notice to Seller from Buyer if:

(i)          there is any material breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, such that the conditions specified in Sections 9.2(a) or 9.2(b) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller through the exercise of its reasonable best efforts, then, for a period of up to thirty days after receipt by Seller of notice from Buyer of such breach, but only as long as Seller continues to use its reasonable best efforts to cure such Terminating Seller Breach (the “Seller Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period;

(ii)         the Closing has not occurred on or before June 5, 2019 (subject to Section 11.15, the “Termination Date”), provided that Buyer shall not be permitted to terminate this Agreement pursuant to this Section 10.1(b)(ii) if Buyer’s willful breach is the primary reason for the Closing not occurring on or before such date; or

(iii)        the consummation of any of the transactions contemplated hereby is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order of a court of competent jurisdiction, unless Buyer’s breach or any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation or enforcement of such order;

(c)           by written notice to Buyer from Seller if:

(i)          (A) there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Sections 9.3(a) or 9.3(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts, then, for a period of up to thirty days after receipt by Buyer of notice from Seller of such breach, but only as long as Buyer continues to exercise such reasonable best efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period or (B) (1) all of the conditions set forth in Sections 9.1 and 9.2 have been satisfied (other than those conditions which by their nature are to be satisfied at the Closing) as of the date the Closing should have occurred pursuant to Section 3.1 and (2) Buyer has failed to consummate the transactions contemplated by this Agreement within three Business Days following the date the Closing should have occurred pursuant to Section 3.1;

(ii)         the Closing has not occurred on or before the Termination Date, provided that Seller shall not be permitted to terminate this Agreement pursuant to this Section 10.1(c)(ii) if Seller’s willful breach is the primary reason for the Closing not occurring on or before such date; or

(iii)        the consummation of any of the transactions contemplated hereby is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order of a court of competent jurisdiction, unless Seller’s breach or any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation or enforcement of such order;

(d)           by written notice to Seller or Buyer from the other party if the Requisite Stockholder Approval shall not have been obtained by reason of the failure to obtain such Requisite Stockholder Approval at a duly held Stockholders’ Meeting or at any adjournment or postponement thereof;

(e)           by written notice to Buyer from Seller, and subject to the provisions of Section 6.4(c), if (i) a majority of the entire Board of Directors of Seller has concluded in good faith, after consultation with Seller’s outside legal and financial advisors, that a Competing Proposal is a Superior Proposal and authorizes Seller to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) concurrently with the termination of this Agreement Seller enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii) Seller prior to or concurrently with such termination pays to Buyer in immediately available funds any fees required to be paid pursuant to Section 10.3; or

(f)            by written notice to Seller from Buyer if Seller shall have made a Change of Recommendation pursuant to Section 6.4(c), or shall have recommended to the holders of Seller Common Stock a Competing Proposal.

10.2        Effect of Termination. Except as otherwise set forth in this Section 10.2 or in Section 10.3, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, employees, directors or members, other than liability of Seller or Buyer, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination or to the extent such liability was the result of fraud; provided, however, that, a failure of Buyer to consummate the transactions contemplated by this Agreement in breach of this Agreement shall be deemed to be intentional and willful whether or not Buyer had sufficient funds available. The provisions of Section 10.2, Section 10.3, Article XI (except for Section 11.12) and the Confidentiality Agreement, shall survive any termination of this Agreement.

10.3        Termination Fee.

(a)           In the event that (i) (A) prior to the termination of this Agreement, any Competing Proposal is publicly proposed or publicly disclosed prior to, and, in each case, not publicly withdrawn at the time of the Stockholders’ Meeting, and (B) this Agreement is terminated by Seller pursuant to Section 10.1(c)(ii) (but only if at such time Buyer would not be prohibited from terminating this Agreement by application of Section 10.1(b)(ii)), by Buyer pursuant to Section 10.1(b)(i) or Section 10.1(b)(ii), by Buyer or Seller pursuant to Section 10.1(d), and (C) within twelve months after such termination, any definitive agreement providing for a Qualifying Transaction shall have been entered into and consummated, (ii) this Agreement is terminated by Seller pursuant to Section 10.1(e), or (iii)  this Agreement is terminated by Buyer pursuant to Section 10.1(f), Seller shall pay Buyer a non-refundable termination fee, without offset or reduction of any kind, in an amount of $2,619,000 (the “Termination Fee”), such payment to be made in the case of (x) Section 10.3(a)(i) upon consummation of a Qualifying Transaction, (y) Section 10.3(a)(iii), within two Business Days of such termination, or (z) Section 10.3(a)(ii), within two Business Days of such termination; provided that such termination shall be deemed to have occurred only upon the expiration of the five Business Day notice period provided for in Section 6.4(c), it being understood that in no event shall Seller be required to pay the fee referred to in this Section 10.3(a) on more than one occasion. Any Termination Fee payable pursuant to this Section 10.3(a) shall be paid by wire transfer of immediately available funds to one or more accounts specified by Buyer in writing to Seller.

(b)           Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee is paid by Seller pursuant to Section 10.3(a), Seller shall not have any liability of any nature whatsoever to Buyer with respect to any breach of this Agreement or failure of the Closing to occur, other than liability for any intentional and willful breach of this Agreement occurring prior to the termination of this Agreement or to the extent such liability was the result of fraud.

(c)           Seller and Buyer acknowledge and agree that the agreements contained in Section 10.2 and this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Buyer nor Seller would have entered into this Agreement; accordingly if Seller fails to promptly pay the amounts due pursuant to Section 10.3, and in order to obtain such payment, Buyer commences a suit that results in a judgement against Seller for the amounts set forth in Section 10.3, or any portion thereof, Seller shall pay Buyer its costs and expenses (including reasonable attorneys’ fees) in connection with such a suit, together with interest on the amount or such portion thereof as the U.S. prime rate as shown at the end of the trading day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, on the date such payment was required to be made through the date of such payment.

Article XI
Miscellaneous

11.1        Survival; Limitation of Damages. This Article XI and the agreements of the parties contained in Section 2.4 (Adjustment Amount), Section 2.5 (Withholding), Section 2.6 (Purchase Price Allocation), the last sentence of Section 6.6 (Business Assets), Section 6.8 (Confidentiality), Section 6.10 (Employee Bonuses), Section 7.1 (Indemnification and Insurance), Section 7.2 (Employment Matters), Section 7.4 (Retention of Books and Records), Section 7.5 (Use of Seller Marks and Logos), Section 7.6 (Data Protection), the last sentence of Section 8.1 (Support of Transaction), Section 8.2 (Further Assurances), Section 8.3 (Tax Matters), Section 8.5 (Leased Real Property) and Section 10.2 (Effect of Termination) shall survive the consummation of the transactions contemplated hereby; provided, that the right of a party hereto to make a claim in respect of a breach of the agreements of the parties contained in Section 6.1 (Conduct of Business) and Section 6.5 (Elimination of Intercompany Items) shall survive until sixty (60) days after the Closing. This Article XI (except for Section 11.12) and the agreements of the parties contained in Section 10.2 (Effect of Termination) and Section 10.3 (Termination Fee) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the transactions contemplated hereby or the termination of this Agreement, and neither party shall have any liability to the other party after the Closing for any breach thereof, other than liability that was the result of fraud as would be determined pursuant to New York common law. Notwithstanding the foregoing, any claims asserted prior to the expiration date of the applicable period shall not thereafter be barred by the expiration of the relevant covenant and such claims shall survive until finally resolved. UNDER NO CIRCUMSTANCES SHALL ANY PARTY HERETO HAVE ANY LIABILITY TO ANOTHER PARTY HERETO OR ANY OF ITS RESPECTIVE AFFILIATES UNDER THIS AGREEMENT FOR, AND NO PARTY NOR ANY AFFILIATES OF ANY PARTY SHALL HAVE THE RIGHT TO CLAIM OR RECOVER FROM ANOTHER PARTY FOR, ANY EXEMPLARY, SPECIAL OR PUNITIVE DAMAGES.

11.2        Waiver. Any party to this Agreement may, at any time prior to the Closing, by duly authorized action waive any of the terms or conditions of this Agreement or (without limiting this Section 11.2) agree to an amendment or modification to this Agreement by an agreement in writing duly executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and duly executed by the party sought to be charged with such waiver.

11.3        Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:

(a)           If to Buyer, to:

Euromoney Institutional Investor PLC
8 Bouverie Street

London EC4Y 8AX

Attention: Tim Bratton, General Counsel & Company Secretary and Steve D’Souza, Corporate Development

with a copy to (which shall not constitute notice):

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: Kevin Lehpamer

(b)           If to Seller, to:

TheStreet, Inc.
14 Wall Street, 15th Floor

New York, NY 10005

Attn: Eric Lundberg, CFO; Heather Mars, General Counsel

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
Attn: Karen Dempsey; Richard Vernon Smith

or to such other address or addresses as the parties may from time to time designate in writing in a notice delivered in accordance with this Section 11.3.

11.4        Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other party; provided, however, that each party may assign any or all of its rights or obligations hereunder to any of its Affiliates, in each case without the prior written consent of the other party; provided, further, however, that notwithstanding any such assignment, Seller or Buyer, as applicable, shall not be relieved of any of its obligations hereunder unless and only to the extent that such obligations are fulfilled by such assignee. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

11.5        Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the Indemnified Persons (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.1, (ii) the Buyer Tax Indemnitees are intended third party beneficiaries of, and may enforce Section 8.3(f), (iii) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16, and (iv) the Designated Persons and Prior Company Counsel are intended third-party beneficiaries of, and may enforce, Section 11.17.

11.6        Expenses. Except as provided in Section 7.7 (Special Policy), Section 8.1 (Support of Transaction), Section 8.3(c) (Tax Returns) and Section 8.3(d) (Transfer Taxes), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated; provided, however, that the fees and expenses of the Auditor and the AAA, if any, shall be paid in accordance with Section 2.4, the fees and expenses of the Tax Referee, if any, shall be paid in accordance with Section 2.6 and each party shall pay 50% of the fees and expenses payable to the Escrow Agent in connection with the Escrow Agreement; provided, further, that, in the event that the transactions contemplated hereby are not consummated, Buyer shall pay all fees and expenses in connection with any financing arrangements entered into by Buyer or its Affiliates in connection with the transaction.

11.7        Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.8        Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.9        Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in its Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which the relevance of such disclosure is reasonably apparent. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

11.10      Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), the IP Assignment Agreement, the Transition Services Agreement, the Deed of Adherence, the Non-Competition Agreement and that certain Confidentiality Agreement dated as of June 7, 2018 between Buyer and Seller (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement, the IP Assignment Agreement, the Transition Services Agreement, the Non-Competition Agreement, the Deed of Adherence and the Confidentiality Agreement.

11.11      Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties to this Agreement and which makes reference to this Agreement.

11.12      Publicity. Seller and Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any party without the prior consent of the other party, except that each of Seller and Buyer may make announcements as may be required to comply with applicable Law or the requirements of any applicable stock exchange, in which case the party required to make the public release or announcement shall, to the extent practicable, allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Seller and Buyer agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law or for purposes of compliance with SEC, financial or Tax reporting obligations, and except to the extent that this Agreement is publicly filed by Seller with the SEC pursuant to its obligations under the Exchange Act; provided, that the parties may disclose such terms to their respective employees, accountants, advisors and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 11.12 or such confidentiality obligations by the recipients of its disclosure).

11.13      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.14      Jurisdiction; Waiver of Jury Trial.

(a)           Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any federal court of the United States of America sitting in the State of Delaware) and, in each case, appellate courts therefrom, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 11.14.

(b)           Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising, directly or indirectly, out of this Agreement or the transactions contemplated hereby, in each case, whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have considered the implications of such waiver and been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.14(b). Each party to this Agreement hereby agrees and consents that any Action shall be decided by court trial without a jury and that the parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury.

11.15      Enforcement. The parties hereto agree that irreparable damage may occur for which monetary damages, even if available, would not be an adequate remedy, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. To the extent any party hereto brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that by its terms requires performance after the Closing or expressly survives termination of this Agreement), the Termination Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such Action or (ii) such other time period established by the court presiding over such Action.

11.16      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Seller or Buyer under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.17      Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a)           Conflicts of Interest. Buyer acknowledges that Orrick, Herrington & Sutcliffe LLP (“Prior Company Counsel”) have, on or prior to the Closing Date, represented one or more of Seller and the Company and their respective Subsidiaries and other Affiliates, and their respective officers, employees and directors (each such Person, other than the Company Group, a “Designated Person”) in one or more matters relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (y) in which Buyer or any of its Affiliates (including the Company Group), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, Buyer (including on behalf of the Company Group, post-Closing) hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates (including the Company Group) to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representations”), and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Buyer or any of its Affiliates (including the Company Group), and even though Prior Company Counsel may (i) have represented the Company and/or one or more of its Subsidiaries in a matter substantially related to such dispute or (ii) be currently representing Buyer or any of its Affiliates.

(b)           Attorney-Client Privilege. Buyer (on behalf of itself and its Affiliates, including the Company Group) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or the Company Group (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and Buyer and/or one or more of its Affiliates, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waiver or otherwise control such Pre-Closing Privilege, shall be retained by Seller, and shall not pass to or be claimed or used by Buyer or the Company Group.

(c)           Miscellaneous. Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates, including the Company Group) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 11.17 shall be irrevocable, and no term of this Section 11.17 may be amended, waived or modified, without the prior written consent of Seller and each Prior Company Counsel affected thereby.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

EUROMONEY INSTITUTIONAL INVESTOR PLC

By:	/s/ Tim Bratton
Name: Tim Bratton
Title: Company Secretary

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

THESTREET, INC.

By:	/s/ Eric F. Lundberg
Name: Eric F. Lundberg
Title: Chief Financial Officer